2

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME JSC Gum Trading House

*CURRENT ADDRESS

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JUN 04 2008
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**NEW ADDRESS BEST AVAILABLE CO:

FILE NO. 82- 04132 FISCAL YEAR 12-31-07

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INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

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DAT : 6/2/08

ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ

ГОДОВОЙ ОТЧЕТ
2007

ГОДОВОЙ ОТЧЕТ
2007





Фо[illegible]нтре ГУМа

СОДЕРЖАНИЕ


MARELLA
MARELLA

ГУМ. У фонтана

ОБРАЩЕНИЕ УПРАВЛЯЮЩЕГО ДИРЕКТОРА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Отчетный 2007 год стал для нашего Акционерного Общества периодом реализации ранее заявленной стратегии, направленной на превращение ГУМа в уникальный многофункциональный торговый центр.

Ускоренный прирост торговых площадей в Москве и регионах задает нам соответствующий темп. Происходящие изменения на торговом рынке напрямую связаны и отражаются на деятельности ГУМа. В 2007 году в центре столицы открыто сразу несколько торговых центров, предоставляющих клиентам полный спектр товаров и услуг, что неизбежно приводит к усилению конкуренции в торговой сфере, в том числе в нише товаров класса люкс.

Ранее консолидированные нами финансовые ресурсы и проработанная стратегия позволили нам реализовать в прошедшем году проекты, благодаря которым нам удается удерживать соответствующие позиции на рынке торговой недвижимости, в том числе за счет широкого представления разнообразных товаров и услуг.

За истекший год мы практически полностью завершили, в соответствии с принятой стратегией, преобразования, связанные с передислокацией салонов на 1-м этаже нашего Универмага. В ГУМе были открыты уникальные магазины. Воссоздан легендарный ГУМовский Гастроном №1, который значительно расширил предлагаемый посетителям ГУМа ассортимент товаров. Введен в эксплуатацию «Комбинат хорошего питания», представляющий «Кафе Фестивальное» и «Столовую № 57», рассчитанные на 600 посадочных мест. Открыты магазины товаров класса люкс: Hermes, Jil Sander, Salvatore Ferragamo, Antonio Marras, I Pinco Pallino, La Perla, Barbara Bui. Сформирована зона ювелирных изделий и открыты бутики таких марок, как Cartier, Breguet, Piaget, Van Cleef&Arpels, Damiani, De Beers, H.Stern, Pomellato, Chaumet, Sublime, а также Русский ювелирный салон.

На очереди работы на 2-м этаже, где уже реализована часть концепции и сформирована «обувная линия»: Pollini, Fratelli Rossetti, Iris, J.Lobb, J.M.Weston и другие. В 2008 году мы планируем завершить формирование этой группы товаров.

На 3-м этаже открыты новые магазины, представляющие товары для дома, интерьера и семьи, таких марок, как Villeroy&Boch, Alessi, Kartell.

Отремонтирован и введен в эксплуатацию легендарный фонтан в центре ГУМа. Проведена работа по обеспечению энергетическими мощностями основного здания универмага и введены в эксплуатацию новые комплексные трансформаторные подстанции, завершена программа реконструкции системы кондиционирования Главного корпуса.

Вновь открытые магазины в ГУМе не только привлекли заинтересованных покупателей, но и создали новые рабочие места в здании универмага, расположенного на Красной площади. В текущем году продолжатся работы по реставрации внутренних и внешних фасадов, а также ремонтные работы, направленные на обеспечение комфортного пребывания посетителей в нашем Торговом Доме.

Стоит отметить, что в прошедшем году на территории ГУМа было проведено множество значимых мероприятий и акций, которые вызвали интерес у москвичей и гостей столицы и привлекли потенциальных покупателей. Уже ставший традиционным Каток на Красной площади, организованный ГУМом и явившийся прошлой зимой единственным напоминанием о ней на фоне глобального потепления, привлек около 1 млн. посетителей.

Мы прилагаем все наши знания и усилия, чтобы продолжить работы по превращению магазина на Красной площади в самый знаковый и престижный магазин в стране.

С благодарностью за сотрудничество,

Управляющий директор
ОАО «Торговый Дом ГУМ»
Т.В. Гугуберидзе

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ» 25 МАЯ 2007 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	**ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА**
ВЕЧКАНОВ Вячеслав Леонидович	Президент, Председатель Совета директоров ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: 0,002%
ГУГУБЕРИДЗЕ Теймураз Владимирович	Управляющий директор, Председатель Правления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
ГНАТЮК Андрей Климентьевич	Президент ООО «Группа ИМА» Доля в уставном капитале эмитента: доли не имеет
КАРАХАНЯН Самвел Гургенович	Президент Коллегии Адвокатов г. Москвы «Барщевский и Партнеры» Доля в уставном капитале эмитента: доли не имеет
МАЛЫШЕВ Николай Николаевич	Директор Дирекции спортивного вещания ОАО «Первый Канал». Доля в уставном капитале эмитента: доли не имеет.
СКВОРЦОВ Алексей Ювенальевич	Директор финансового управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: 0,000267%
ТЯГАЧЕВ Леонид Васильевич	Президент Олимпийского комитета России Доля в уставном капитале эмитента: доли не имеет

СОСТАВ ПРАВЛЕНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ИЗБРАННЫЙ СОВЕТОМ ДИРЕКТОРОВ
ОАО «ТОРГОВЫЙ ДОМ ГУМ» 8 АВГУСТА 2006 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	**ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА**
РУСАКОВ Алексей Сергеевич	Директор правового управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
СЕРГЕЕВ Владимир Николаевич	Директор коммерческого управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
СОКОЛЬНИКОВ Дмитрий Львович	Начальник отдела управления непрофильными активами ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
ШПИТОНОВ Игорь Михайлович	Директор административного управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет

При этом, в соответствии со статьей 69 пункт 1 Федерального закона «Об акционерных обществах», лицо, осуществляющее функции единоличного органа, осуществляет также функции Председателя коллегиального исполнительного органа (Правления). Функции Председателя Правления ОАО «Торговый Дом ГУМ» осуществляет **ГУГУБЕРИДЗЕ Теймураз Владимирович.**

Функции единоличного исполнительного органа осуществляет Управляющая компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Представителем Управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД» в ОАО «Торговый Дом ГУМ» в настоящее время является Управляющий директор **ГУГУБЕРИДЗЕ Теймураз Владимирович**.

ЕДИНОЛИЧНЫЙ ИСПОЛНИТЕЛЬНЫЙ ОРГАН

Функции единоличного исполнительного органа переданы Управляющей организации «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД».

Место нахождения:
38 Принцесс Корт 88, Бромтон Роуд, Лондон, SW3 1 ES, Объединенное Королевство
Почтовый адрес: 109012, г. Москва, Красная площадь, дом 3 /2/2/1

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. ВЕЧКАНОВ Вячеслав Леонидович
Год рождения: 1947
Образование: высшее – Московский финансовый институт, 1970 г.,
Академия н/х при Совете Министров СССР, 1985 г.
Должности за последние 5 лет:
Период: 2003 – 2004
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, член Правления
Период: 2004 – по настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, Председатель Совета директоров

2. ГНАТЮК Андрей Климентьевич
Год рождения: 1961
Образование: высшее – Московский полиграфический институт, 1983 г.
Должности за последние 5 лет:
Период: 2003 – по настоящее время
Организация: ООО «Группа ИМА»
Сфера деятельности: рекламная
Должность: Президент

3. ГУГУБЕРИДЗЕ Теймураз Владимирович
Год рождения: 1973
Образование: высшее – Абхазский Государственный Университет, 1992 г.,
Тбилисский Гуманитарно-экономический институт,1998 г.
Должности за последние 5 лет:
Период: 2003 – 2004
Организация: ООО «Мономарка Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период:2003 – 2004
Организация: ООО «Спорттовары Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2004 – 2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Заместитель Управляющего директора
Период: 2004 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Управляющий директор, Председатель Правления

4. КАРАХАНЯН Самвел Гургенович
Год рождения: 1960
Образование: высшее – к.ю.н., Ереванский политехнический институт, 1982 г.,
Московская Юридическая Академия, 1994 г.
Должности за последние 5 лет:
Период: 2003 – по настоящее время
Организация: Коллегия Адвокатов г. Москвы «Барщевский и Партнеры»
Сфера деятельности: адвокатская
Должность: Президент

5. МАЛЫШЕВ Николай Николаевич
Год рождения: 1938
Образование: высшее – Московский авиационный институт,1963 г.,
Московский институт восточных языков,1970 г.
Должности за последние 5 лет:
Период: 1995 – по настоящее время
Организация: ОАО «Первый Канал»
Сфера деятельности: в области телевидения
Должность: Директор Дирекции спортивного вещания

6. СКВОРЦОВ Алексей Ювенальевич
Год рождения: 1968
Образование: высшее – МИФИ,1993 г., ММВШБ «МИРБИС», 2003 г.
Должности за последние 5 лет:
Период: 2003 – 2003
Организация: ООО «Аггер Техникс»
Сфера деятельности: торговая
Должность: Казначей
Период: 2003 – по настоящее время.
Организация: ООО «ГУМ–ПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – 2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор по экономике
Период: 2004 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Глава представительства
Период: 2005 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор финансового управления

7. ТЯГАЧЕВ Леонид Васильевич
Год рождения: 1946
Образование: высшее – Московский областной педагогический институт, 1970 г.
Должности за последние 5 лет:
Период: 2001 – по настоящее время
Организация: Олимпийский комитет России
Сфера деятельности: в области спорта
Должность: Президент

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ КОЛЛЕГИАЛЬНОГО ИСПОЛНИТЕЛЬНОГО ОРГАНА (ПРАВЛЕНИЕ) ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. РУСАКОВ Алексей Сергеевич
Год рождения: 1976
Образование: высшее – Московская Академия экономики и права, 1999 г.
Должности за последние 5 лет:
Период: 2003 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор правового управления

2. СЕРГЕЕВ Владимир Николаевич
Год рождения: 1958
Образование: высшее – Московский энергетический институт, 1981 г.
Должности за последние 5 лет:
Период: 2001 – 2004
Организация: Компания «Альяж»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2004 – 2005
Организация: Компания «Единая Европа»
Сфера деятельности: торговая
Должность: Директор по маркетингу
Период: 2005 - 2007
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Начальник отдела маркетинга и развития
Период: 2007 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор коммерческого управления

3. СОКОЛЬНИКОВ Дмитрий Львович
Год рождения: 1964
Образование: высшее – Московский автомобильно-дорожный институт, 1987 г. Московская государственная юридическая академия, 2000 г.
Должности за последние 5 лет:
Период: 2001 – 2005
Организация: ООО «Торос Инвест»
Сфера деятельности: операции с недвижимостью
Должность: Генеральный директор
Период: 2005 – по настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Начальник отдела управления непрофильными активами

4. ШПИТОНОВ Игорь Михайлович
Год рождения: 1957
Образование: высшее – Московский энергетический институт, 1980 г.
Должности за последние 5 лет:
Период: 2004 – 2004
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – 2005
Организация: ЗАО «ГУМ-Траст»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – 2005
Организация: ООО «Стильный Город»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор административного управления



Показ мод в Демонстрационном зале ГУМа


Мука
Сахар
Молоко
КОМБИНАТ ХОРОШЕГО ПИТАНИЯ
ГУМ
Гастроном №1

Продуктовая пирамида
«Гастронома N 1» на фонтане

ПОЛОЖЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В ОТРАСЛИ

ОАО «Торговый Дом ГУМ» является торговым учреждением с длительной и уникальной историей своего развития, что во многом определяет его нынешнюю позицию на рынке. Однако, несмотря на ряд известных преимуществ, избежать последствий нарастающей конкуренции ГУМу не удалось.

За последнее десятилетие в сфере розничной торговли четко прослеживается тенденция увеличения числа торгово-развлекательных центров, которые имеют своей целью не только предложить покупателю широкий спектр товаров, но и делают ставку на расширение комплекса услуг и развлекательной зоны. Только в 2007 году площадь современных торговых центров в г. Москве увеличилась на 660 тыс. кв. м., а в целом совокупный объем торговых площадей превысил 4 млн. кв. м. За весь год в Москве было открыто 11 крупных торгово-развлекательных комплексов. Во втором полугодии 2007 года в конкурентную борьбу за покупателя с высокой платежеспособностью включились вновь открытые торговые центры: в здании Lotte Plaza на Новом Арбате, торгово-офисный центр «Шереметьевский», расположенный в 300 метрах от ГУМа, вступила в эксплуатацию вторая очередь здания ЦУМа, ТЦ «Времена года» на Кутузовском проспекте и др.

Вследствие дефицита свободных площадей в центре Москвы строительство новых торговых центров переносится в «подземное пространство». Продолжается активное развитие строительства подземных центров, которые в силу своего удачного месторасположения после ввода в эксплуатацию будут востребованы рынком (торговые комплексы «Павелецкая площадь», «Пушкинская площадь»). Дальнейшее освоение свободных площадей под строительство торгово-развлекательных комплексов продолжается за счет смещения в сторону 3-го транспортного кольца, «спальных» районов г. Москвы, прилегающих к МКАД, а также за счет территорий Московской области.

Востребованность таких крупных торговых центров по сравнению с торговыми зонами в центре Москвы объяснима рядом преимуществ: удобство подъезда на автотранспорте, значительная площадь под паркинг, сосредоточение торговых операторов в одном месте, широта предложения предоставляемых услуг и развлечений, возможность совершения комплексных покупок. Названные факторы развития торгового рынка в г. Москве не могли не сказаться на посещаемости ГУМа, которая в последнее время постоянно снижается. Среднедневная посещаемость за последний год снизилась более чем на 10%, особенно это сказалось на предновогодней декабрьской торговле, когда ГУМ ежедневно посещали в среднем 21,7 тысяч человек против 57 тысяч за аналогичный период 2006 года.

В этих условиях ГУМ прилагал значительные усилия на преодоление негативных факторов конкурентной борьбы, на реализацию принятой Концепции, позволяющей в среднесрочной перспективе сделать Главный Универсальный Магазин статусным местом города, сохранив одновременно и его историческое наследие, и создав все условия для эффективной деятельности. Выбранный акцент на развитие luxury-направления требует от ГУМа развивать новые виды деятельности и расширять имеющийся комплекс услуг для повышения лояльности своей целевой аудитории и привлечения в магазин более обеспеченного круга покупателей.

Если до прошлого года ГУМ преимущественно осуществлял торговлю непродовольственными товарами, то в данное время факторы возросшей конкуренции и желание предоставить покупателям дополнительную возможность совершать комплексные покупки способствовали открытию нового направления деятельности в виде воссоздания ранее исторически существовавшего Гастронома. Развитие продовольственного направления продиктовано рыночной необходимостью представления широкого предложения различных товарных групп, ориентированных на требовательного высокодоходного покупателя.

В отличие от существующих торговых центров, ГУМ является единственным уникальным объектом с выходом на Красную площадь. Используя неповторимое историческое местоположение, ГУМ стремится занять ведущее положение в своей нише класса люкс. Результатом проводимой концепции является открытие новых магазинов, предлагающих товары известных мировых производителей высочайшего качества, создание собственной зоны питания, где представлена разнообразная кухня и широкий выбор блюд, а также проведение уникальных промо-мероприятий, непосредственным образом влияющих на лояльность покупателей и их желание провести в ГУМе больше времени.

В числе особо значимых необходимо отметить участие ГУМа в мероприятиях, организованных на ледовом катке на Красной площади, в которых принимали участие известные спортсмены и актеры, а также участие в международном фестивале военных оркестров «Кремлевская Зоря».

Отличительной чертой ГУМа, по сравнению с конкурентами, является проведение просветительных мероприятий, а именно организация выставок различной тематической направленности, которые тем или иным образом знакомят покупателей с историей страны, ее культурным наследием, а также продукцией мировых производителей.

Таким образом, несмотря на усиление конкурентной борьбы и оттока покупателей из центральной зоны, ГУМ продолжает реализацию принятой стратегии по перепозиционированию магазина и доведению его до уровня международных стандартов, принятых для магазинов премиум-класса, что должно позволить сохранить эффективность бизнеса акционерного общества.

РЕЗУЛЬТАТЫ ДЕЯТЕЛЬНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2007 ГОД

Согласно принятой стратегии о перепозиционировании ГУМа вся его текущая деятельность в отчетном периоде была направлена на пошаговую реализацию поставленных задач в развитии торговли товарами класса люкс.

Первоочередные шаги в выбранном направлении были сделаны в сторону освобождения площадей под вновь открываемые салоны высокого уровня. В этих целях были закрыты или временно переведены на новую площадь салоны, чье товарное предложение не соответствовало выбранной стратегии. Таким образом, в течение года было закрыто свыше 30 салонов и передислоцировано 10 салонов. Кроме того, передислокация салонов осуществлялась и в связи с политикой зонирования по товарной принадлежности салонов. Так, были передислоцированы салоны La Perla, Frey Wille, J.M.Weston и другие. В связи с формированием на 3-м этаже ГУМа комплекса услуг для покупателей туда была передислоцирована Аптека «36,6».

На освобожденной площади были открыты 25 салонов, представляющих разнообразное товарное предложение – это ювелирные изделия, бижутерия, одежда и обувь для детей и взрослых, товары для дома. Открытие галереи бутиков известных мировых брендов, представляющих товары премиум-класса (Breguet , Hermes, Cartier, Van Cleef&Arpels, Piaget, Jil Sander, Barbara Bui, Damiani, H.Stern, Pollini, Fratelli Rossetti, Iris, Chaumet, Antonio Marras) имеет для ГУМа определяющее значение в реализации принятой стратегии и подтверждает высокий статус магазина на Красной площади.

В 2007 году была выполнена намеченная ранее задача по реализации проекта «Гастроном в ГУМе». Воссоздание уникального, существовавшего в прошлом столетии Гастронома в ГУМе является существенным шагом в продвижении принятой стратегии и предоставляет покупателям новые возможности совершать комплексные покупки.

К работе над проектом были привлечены итальянские архитекторы и дизайнеры, которым удалось органично подчеркнуть все достоинства архитектуры помещения, интерьера, воссоздать элементы ранее существовавшего Гастронома, и при этом представить широкую гамму товарного предложения. Общая торговая площадь, занятая Гастрономом, составила около 2000 кв. м., она оснащена торговым оборудованием, отвечающим последним технологическим требованиям, оборудованием систем вентиляции, кондиционирования, холодоснабжения, освещения, охранно-пожарной сигнализации, заменены наружные и внутренние витражи. Кроме того, в подвале ГУМа отремонтировано более 1000 кв. м. производственных площадей, оборудованных современной техникой для приготовления блюд и хранения продовольствия.

Гастроном в ГУМе ориентирован, в первую очередь, на целевую высокодоходную категорию покупателей, и поэтому ассортиментное предложение было составлено с учетом наполнения магазина товарами, являющимися элитными в рамках своих товарных групп: живые лобстеры, французские сыры, калифорнийская клубника и другие. Всего в Гастрономе представлено более 13,5 тысяч ассортиментных позиций. Открытие Гастронома состоялось в декабре 2007 года в канун новогодних праздников.

Усиление конкурентной борьбы требует от нас принятия комплекса мер и по расширению сферы предоставляемых услуг нашим покупателям. В этом направлении в 2007 году была продолжена работа по организации собственной зоны питания на 3-м этаже 4-го корпуса. Были открыты кафе «Фестивальное» и «Столовая № 57», организованные по принципу самообслуживания. Для более эффективного использования площадей было принято решение о присоединении помещений антресоли, расположенных между 2-м и 3-м этажами, к кафе «Фестивальное», в результате чего число посадочных мест было увеличено до 600. Необходимо отметить разнообразие предлагаемого меню в кафе «Фестивальное», где покупатели могут попробовать блюда итальянской, японской, восточной и русской кухни, сладости и выпечку собственного производства. Кроме того, были открыты кафе: Illy, «У Фонтана» и Cailler, в котором покупателям предлагаются оригинальные изделия и напитки из швейцарского шоколада. Общая занимаемая площадь под общественное питание составляет порядка 2200 кв. м.

Коррекция в позиционировании ГУМа и необходимость представления известных престижных марок товаров мировых производителей активизировали процесс ротации действующих салонов и проведение масштабных ремонтных работ. Так, для предоставления площадей с видом на Красную площадь и размещения на них таких салонов, как Hermes, Cartier, Jil Sander, Antonio Marras, потребовалось перемещение успешно работающего салона «Артиколи» общей площадью порядка 1000 кв. м в центр ГУМа в прифонтанную зону. Эта передислокация сопровождалась воссозданием фонтана и всей площади центральной зоны ГУМа. Работы по ремонту затронули значительную площадь первого этажа здания и проводились вплоть до конца отчетного года. В результате выполненных работ был отремонтирован и вновь заработал известный фонтан в центре ГУМа.

При проведении работ были совмещены историческая архитектурная форма фонтана и эстетический дизайн, современные технология водоснабжения и материалы для более долговечного использования. Эта задача удалась! Сейчас фонтан является центром притяжения больше чем всегда и приковывает к себе внимание посетителей.

Прифонтанная зона подверглась существенной реставрации. После ремонта в центр ГУМа был передислоцирован парфюмерно-косметический салон «Артиколи», который имеет оригинальное архитектурное решение и представляет собой 4 зеркальные составные части, расположенные вокруг знаменитого фонтана.

Отдельно необходимо отметить размер торговой площади салона, которая составляет более 1200 кв. м., что делает возможным представление широкого ассортимента парфюмерии и косметики всех ведущих мировых производителей товаров класса люкс. Дорогостоящее торговое оборудование и оригинальный дизайн салона выгодно подчеркивают предлагаемый ассортимент, что располагает покупателя к совершению покупок.

В истекшем году было модернизировано 5 тыс. кв. м торговых площадей с выполнением полного комплекса реставрационных работ. Наряду с этим, произведен ремонт более 5,0 тыс. кв. м. наружного фасада здания, осуществлены работы по ремонту внутренних фасадов ГУМа общей площадью 6,4 тыс. кв. м, включая замену линейной части галерейного освещения, а в киоте 5-го тамбура воссоздана мозаичная икона «Сергия Радонежского».

Одним их ключевых требований современного торгового центра является создание для покупателей условий комфортного пребывания, благоприятной общей атмосферы магазина. В этом направлении ГУМ продолжил работу по ремонту и расширению системы кондиционирования, было установлено 6 новых холодильных машин, что позволило осуществить кондиционирование вновь открывшихся салонов. Обеспечение климатического и температурного режима потребовало привлечения дополнительных мощностей по электроэнергии. Для этого ГУМ приобрел около 4 тыс. кВт электроэнергии и построил две новые комплексные трансформаторные подстанции.

Затраты на ремонт и модернизацию здания и инженерных систем ГУМа составили более 870 млн. рублей, что на 300 млн. рублей больше, чем в предшествующем году.

Поступательное движение по перепрофилированию Торгового Дома ГУМ непосредственным образом затрагивает и корректировку способов воздействия на покупателя. Поэтому в 2007 году рекламная и имиджевая политика ГУМа была направлена на утверждение лидирующих позиций ГУМа в своей области и позитивное восприятие покупателями происходящих изменений, призвана работать на долгосрочные перспективы, укрепление мнения о ГУМе у потребителей как о магазине, предлагающем высококачественные товары класса люкс. На протяжении всей рекламной кампании были использованы такие эффективные рекламные носители, как транспарант-перетяжки в центре и на основных магистралях города, информационные звуковые ролики на ведущих радиостанциях («Русское радио», «Серебряный дождь», «ЕвропаPlus», «РетроFM» и др.), реклама на багажных тележках в международном аэропорту Шереметьево - 2, информационные и рекламные материалы в прессе (газеты «КоммерсантЪ», «Ведомости», журналы Time Out, «Афиша», «ТВ-Парк» и др.), а также такой знаковый рекламный носитель, как большой светящийся торговый знак ГУМа на одной из исторических башен Пушкинской площади.

В ряду ярких и значимых событий года стало участие ГУМа в качестве спонсора в организации Международного фестиваля военных оркестров «Кремлевская Зоря», который был посвящен доблести российских солдат всех времен. Фестиваль способствовал популяризации государственных символов России, возрождению воинских традиций и укреплению международных связей. ГУМ был объявлен официальной площадкой Фестиваля и внес значительный вклад в его проведение. В Фестивале приняли участие более тысячи военнослужащих различных родов войск из Европы, Америки, Канады и Австралии и порядка 7 тысяч гостей, включая представителей королевских династий Европы - принца Майкла Кентского и принца Иоахима Датского. В рамках Международного военного фестиваля «Кремлевская Зоря» прошла выставка исторического военного мундира, включающая костюмы XVIII - XXI веков.

Начало зимы, теперь уже традиционно, ознаменовалось таким ярким событием, как открытие Большого Зимнего Катка на Красной площади. Ледовая площадка в центре столицы в очередной раз привлекла внимание общественности и средств массовой информации. А 19 декабря в уникальных декорациях Красной площади на арене в 3000 кв. м состоялось «Ледовое шоу двух столиц», в котором приняли участие сильнейшие фигуристы мира. На трибунах на Красной площади присутствовали более 3000 зрителей, а трансляция этого мероприятия была показана для десятков миллионов россиян 29 декабря на 1-м Канале. Так удалось оправдать стремление приблизиться к мировой практике, когда все публичные площади работают на людей, у которых появилась возможность увидеть и оценить красоту зимнего спорта во всем его величии.

В числе мероприятий стоит особо отметить яркое, надолго запомнившееся нашим приглашенным клиентам - потенциальным покупателям Торгового Дома, одновременное открытие воссозданного легендарного фонтана ГУМа и знаменитого магазина парфюмерии и косметики «Артиколи». В этот день в самом центре столицы ГУМ собрал под своей крышей более полутора тысяч посетителей, которые пришли на праздник «Гум! Articoli! Фонтан!». Удалось воссоздать атмосферу 1957 года, когда пятьдесят лет назад Москва принимала Всемирный фестиваль молодежи и студентов. На линиях ГУМа встретились Михаил Швыдкой, Олег Янковский, Галина Волчек, Эвелина Хромченко и многие другие. Это мероприятие безусловно явилось вспышкой в культурно-развлекательной жизни столицы и, как результат, получило широкое освещение в прессе и на телевидении.

Декабрь 2007 года отмечен еще одним знаковым событием в жизни ГУМа - долгожданное открытие легендарного Гастронома, сопровождавшееся обширной рекламной кампанией: размещение перетяжек по Москве, регулярные трансляции по радио, публикации в прессе.

На протяжении 2007 года ГУМ продолжал радовать посетителей своими уникальными выставками на линиях. Весной состоялась выставка «Весна в ГУМе», посвященная Году ребенка. В апреле в Демонстрационном зале ГУМа проходил показ мод, участниками и зрителями которого стали также и звезды эстрады и кино.

На протяжении трех апрельских недель на всех трех линиях ГУМа при поддержке Правительства Италии и Института внешней торговли Италии успешно прошла выставка «Сделано в Италии». Впервые в истории ГУМа были представлены стенды, посвященные кухне Италии и множество других товаров от итальянских производителей — от одежды до автомобилей.

В июне открылась выставочная галерея «Легенды Apple. Дизайн и технологии», представляющая культовые образцы продукции Apple - от старых моделей до ультрамодных компьютеров. В июне также прошла выставка компании OMEGA, всемирно известной часовой фирмы, которая впервые в истории начала промышленное производство часовых механизмов. А благодаря выставке этикеток 50-70-х годов, проведенной совместно с Музеем упаковки, посетителям ГУМа удалось посмотреть, какая гастрономическая продукция предлагалась покупателям ГУМа много лет назад.

В конце этого же месяца посетителям ГУМа открылась уникальная возможность посмотреть выставку Lacoste, подготовленную руками тех, кого можно часто видеть на экранах телевизоров и на страницах журналов. Авторские работы знаменитостей были проданы на аукционе, а деньги перечислены благотворительным фондам и детским клиникам.

Этот год запомнился миллионам посетителей ГУМа как год удивительных и ярчайших событий. Удалось воплотить в жизнь множество уникальных идей и оригинальных проектов. Таким образом, проведение масштабных имиджевых мероприятий «расширяет территориальную площадку» ГУМа и позволяет позиционировать магазин как статусное место города и, соответственно, привлекать новых более обеспеченных покупателей.

Реализация принятой стратегии по изменению статусного положения ГУМа и восприятия его как торгового центра, представляющего товары класса люкс и связанные с этим работы по передислокации и закрытию салонов, а также проведение в здании ремонтных работ и длительный период не функционирования в связи с этим значительной части торговых площадей, осуществление новой рекламной политики не могли не сказаться на результатах финансовой деятельности акционерного общества.

При незначительном росте в отчетном году доходов от сдачи площадей в субаренду — на 60,7 млн. руб., при одновременном сокращении валовых доходов от реализации товаров на 44,8 млн. руб. и при росте издержек обращения на 631,3 млн. руб., балансовая прибыль ОАО «Торговый Дом ГУМ» за 2007 год составила 593,7 млн. руб., что на 381,5 млн. руб. ниже показателя 2006 года.

ЧИСТАЯ ПРИБЫЛЬ «ОАО ТОРГОВЫЙ ДОМ ГУМ» (МЛН. РУБ)



800
600
400
200
0
326,2
713,3
412,85
2005
2006
2007

Общая стоимость активов ОАО «Торговый Дом ГУМ» за 2007 год возросла на 461,8 млн. руб. и составила 4 131,2 млн. рублей.

КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ



5
4
3
2
1
0
2,48
4,13
3,37
2005
2006
2007

Коэффициент текущей ликвидности на 1 января 2008 года составил 3,37 (при нормативном ограничении Ктл >1). Снижение этого показателя произошло за счет уменьшения суммы краткосрочной дебиторской задолженности (на 300 млн. руб.), краткосрочных финансовых вложений (на 280 млн. руб.) и незначительного роста кредиторской задолженности (на 50 млн. руб.).

КОЭФФИЦИЕНТ ОБЕСПЕЧЕННОСТИ СОБСТВЕННЫМИ ОБОРОТНЫМИ СРЕДСТВАМИ



1
0,8
0,6
0,4
0,2
0
0,57
0,86
0,86
2005
2006
2007

Коэффициент обеспеченности собственными оборотными средствами на 1 января 2008 г. составил 0,86.

Коэффициенты текущей ликвидности и обеспеченности собственными оборотными средствами характеризуют ОАО «Торговый Дом ГУМ» как финансово-устойчивую и платежеспособную компанию.


2007
PIAZZA ROSSA
СДЕЛАНО
В ИТАЛИИ
СДЕЛАНО
В ИТАЛИИ
VIA DEI SAPORI
СДЕЛАНО

Выставка «Сделано в Италии»

ОСНОВНЫЕ ФАКТОРЫ РИСКА, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

УВЕЛИЧЕНИЕ ИНФЛЯЦИИ И СНИЖЕНИЕ ПЛАТЕЖЕСПОСОБНОСТИ НАСЕЛЕНИЯ

Увеличение темпов роста инфляции может привести к росту затрат эмитента (за счет роста цен на энергоресурсы, транспортировку, повышение закупочных цен на товары), замедлению оборачиваемости запасов и активов и стать причиной низких показателей рентабельности и снижения прибыли. Кроме того, рост инфляции приведет к увеличению стоимости заемных средств для ОАО «Торговый Дом ГУМ», что может ухудшить финансовое положение эмитента и привести к нехватке оборотных средств. Снижение цен на продукцию, реализуемую ОАО «Торговый Дом ГУМ», возможно в случае уменьшения платежеспособного спроса в стране и регионе, резкого обострения конкуренции. В этом случае возможно ухудшение финансовых показателей эмитента.

РИСКИ, СВЯЗАННЫЕ С АРЕНДОЙ МУНИЦИПАЛЬНОГО И ГОСУДАРСТВЕННОГО ИМУЩЕСТВА

Основным видом деятельности ОАО «Торговый Дом ГУМ» является управление торговым комплексом ГУМ. Право на управление основано на арендном договоре государственного имущества и имущества города Москвы. Изменение политики исполнительных органов Российской Федерации и/или города Москвы в части формирования размера арендной платы и порядка использования переданного в аренду имущества может значительно повлиять на результаты хозяйственной деятельности ОАО «Торговый Дом ГУМ».

РИСК ИЗМЕНЕНИЯ ВАЛЮТНОГО РЕГУЛИРОВАНИЯ

Валютный курс рубля регулируется Центральным Банком, действия которого, в свою очередь, соотносятся с основными направлениями развития экономической политики государства. ОАО «Торговый Дом ГУМ» не является активным участником внешнеэкономических отношений, большую часть своих активов и обязательств имеет в валюте Российской Федерации и, соответственно, изменение валютного регулирования не может существенно отразиться на деятельности компании. Вместе с тем, поскольку значительная часть арендных платежей, получаемых ОАО «Торговый Дом ГУМ», определена в рублевом эквиваленте к доллару США по курсу Центрального Банка РФ, то сохранение тенденций валютного рынка может значительно повлиять на результаты хозяйственной деятельности ОАО «Торговый Дом ГУМ».

РИСК ИЗМЕНЕНИЯ ПРОЦЕНТНЫХ СТАВОК ПО ПРИВЛЕЧЕНИЮ ЗАЕМНЫХ СРЕДСТВ

Повышение процентных ставок может оказать неблагоприятный эффект на финансовые показатели ОАО «Торговый Дом ГУМ» в том случае, если потребуется привлечение заемных средств. Предполагаемые действия на случай отрицательного влияния изменения процентных ставок: поиск иных источников денежных средств для обеспечения динамичного развития предприятия.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ ТРЕБОВАНИЙ ПО ЛИЦЕНЗИРОВАНИЮ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ

Изменение требований по лицензированию основной деятельности не может существенным образом отразиться на финансово-хозяйственной деятельности, т.к. основной вид деятельности эмитента не подлежит лицензированию. Часть товаров, продажа которых подлежит обязательному лицензированию (например, алкоголь), не является значительной.

ПОЛИТИЧЕСКИЕ РИСКИ

Последние 5 лет в России отмечены политической стабилизацией, создавшей благоприятный климат для инвестирования в отечественную промышленность и резко снизившей политические риски, связанные с нашей страной. Принятые меры по снижению темпов роста инфляции, устранению отставания темпов роста заработной платы от темпов роста инфляции, повышению минимальных размеров пенсий объективно способствуют стабилизации социальной ситуации. Все эти показатели дают четкое понимание о снижении таких рисков, как забастовки и введение чрезвычайного положения в регионе, где эмитент ведет свою деятельность и зарегистрирован в качестве налогоплательщика.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ НАЛОГОВОГО ЗАКОНОДАТЕЛЬСТВА

Изменение налогового законодательства в сторону увеличения ставок уплачиваемых налогов может привести к увеличению затрат и снижению рентабельности основной деятельности ОАО «Торговый Дом ГУМ», что, впрочем, одинаково повлияет на всех участников рынка.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ ТАМОЖЕННОГО КОНТРОЛЯ И ПОШЛИН

Изменение правил таможенного контроля и пошлин несет определенные риски, связанные с удорожанием приобретаемых товаров, увеличением их себестоимости и сокращением рентабельности операций ОАО «Торговый Дом ГУМ». Однако, учитывая, что основная масса доходов ГУМа поступает от сдачи салонов в субаренду, степень этих рисков низка.


Каток на Красной площади


20,00
30,00

В «Гастрономе №1»

СОБЛЮДЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» КОДЕКСА КОРПОРАТИВНОГО ПОВЕДЕНИЯ

Совершенствование системы корпоративного управления ведется с учетом требований российского законодательства в интересах акционеров.

Организуя корпоративное управление компанией, ее менеджмент стремится постоянно руководствоваться нормами и правилами корпоративной культуры и этики поведения.

ОАО «Торговый Дом ГУМ» неукоснительно выполняет обязательные требования законодательства по раскрытию информации на рынке ценных бумаг.

Кроме того, ОАО «Торговый Дом ГУМ» придерживается норм Кодекса корпоративного поведения, разработанных во исполнение Федерального закона «Об акционерных обществах», а также норм, принятых в расширение этого закона.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Уставный капитал Компании составляет 60 000 000 (шестьдесят миллионов) рублей и разделен на 60 000 000 (шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль. Каждая оплаченная обыкновенная акция дает ее владельцу право на участие в собраниях акционеров; право одного голоса по всем вопросам, по которым на собрании акционеров проводится голосование; право на получение дивидендов в суммах, которые законным образом определены общим собранием акционеров.

По состоянию на 17 марта 2008 года на начало дня (учетная дата) реестр акционеров ОАО «Торговый Дом ГУМ» включает акционеров: 65 юридических лиц (из них 6 номинальных держателей) и 8629 физических лиц, из них 59 иностранных акционеров — 9 юридических лиц и 50 физических лиц.

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

АКЦИОНЕР	ДОЛЯ В УСТАВНОМ КАПИТАЛЕ (%)
Закрытое акционерное общество «Депозитарно-Клиринговая Компания»	65,02
ЗАО «ИНГ Банк (Евразия) ЗАО»	21,02

ОАО «Торговый Дом ГУМ» за годы своего существования произведено пять выпусков ценных бумаг: 02.09.92 г.; 22.06.93 г.; 06.07.95 г.; 15.08.97г.; 24.04.1998г. — выпуск аннулирован. Именные обыкновенные акции ОАО «Торговый Дом ГУМ» выставляются на торги на ведущие площадки России: НП «Фондовая биржа РТС», ЗАО «Фондовая биржа ММВБ».

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ЧИСТОЙ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2007 ГОДУ ПО ОАО «ТОРГОВЫЙ ДОМ ГУМ»

НАПРАВЛЕНИЕ	МЛН. РУБ.
На развитие акционерного общества	156,85
На выкуп собственных акций	206,00
На развитие социальной сферы	20,00
На благотворительные цели	30,00
На вознаграждение членам Совета директоров	–
На вознаграждение членам Ревизионной комиссии	–
	412,85

ИНФОРМАЦИЯ С ФОНДОВОЙ БИРЖИ РТС О ХОДЕ ТОРГОВ АКЦИЯМИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2007 ГОДУ



(в долларах США) min max
ПОКУПКА 1,9 2,87
ПРОДАЖА 2,05 2,95
ПОСЛЕДНЯЯ СДЕЛКА 1,91 2,95
3,0
2,9
2,8
2,7
2,6
2,5
2,4
2,3
2,2
2,1
2,0
1,9
1,8
09.01.2007
07.03.2007
04.05.2007
03.07.2007
28.08.2007
23.10.2007
19.12.2007

На графике черным цветом показаны предложения участников торгов на продажу акций ОАО «Торговый Дом ГУМ», светло-коричневым цветом отмечен спрос на акции. Красным цветом показана цена последней сделки. ОАО «Торговый Дом ГУМ» совместно с Бэнк оф Нью-Йорк (США) произвели размещение Американских Депозитарных Расписок 1-го уровня (АДР), которое началось в 1996 г.

Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «Торговый Дом ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании, регулярно производится конвертация акций в АДР и наоборот — в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «Торговый Дом ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгартской биржах, а также внебиржевом рынке США.

Среднее количество сделок в месяц составляло 4,67; в то время как среднемесячный объем сделок составил 42247,17 акций. В отчетном году в ОАО «Торговый Дом ГУМ» не совершал крупных сделок, а также сделок, в совершении которых имелась заинтересованность.

ДИВИДЕНДЫ

Инвестиционная политика ОАО «Торговый Дом ГУМ» предусматривает в предстоящий период рост затрат на дальнейшее превращение ГУМа в современный технически оснащенный торговый комплекс европейского уровня. С учетом этих обстоятельств Совет директоров ОАО «Торговый Дом ГУМ» поддержал предложение части акционеров и рекомендует годовому собранию акционеров по результатам работы за 2007 год дивиденды не выплачивать.

Учитывая, что дивидендная политика ОАО «ТД ГУМ» может не соответствовать ожиданиям акционеров, Совет директоров ОАО «ТД ГУМ» предлагает направить 206 млн. руб. чистой прибыли, полученной в 2007 году, на выкуп акций ОАО «ТД ГУМ».



Интерьер салона Kartell



Красная площадь. ГУМ



БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ
ОАО «ТОРГОВЫЙ ДОМ ГУМ» (ТЫС. РУБ.)

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	1 548	5 270
в том числе: база данных, товарные знаки, организационные расходы	111	1 548	5 270
Основные средства (01, 02)	120	488 530	682 201
в том числе: здания, машины, оборудование	121	488 530	682 201
Незавершенное строительство (07, 08, 16, 60)	130	5 756	20 088
Доходные вложения в материальные ценности (03)	135	–	–
Долгосрочные финансовые вложения (58, 59)	140	148 593	138 144
в том числе: инвестиции в дочерние общества	141	14 650	4 550
инвестиции в другие организации	142	1 730	1 730
займы, предоставленные на срок более 12 месяцев	143	130 420	130 420
прочие долгосрочные финансовые вложения	144	1 793	1 444
Отложенные налоговые активы	145	899	1 187
Прочие внеоборотные активы	150	–	–
ИТОГО по разделу I	190	645 326	846 890
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	182 701	297 367
в том числе: сырье, материалы и др. аналогичные ценности (10, 14, 15, 16)	211	36 194	77 933
животные на выращивании и откорме (11)	212	–	–
затраты в незавершенном производстве (издержках обращения) (14, 20, 21, 23, 29, 44, 46)	213	–	–
готовая продукция и товары для перепродажи (14, 16, 40, 41, 43)	214	125 265	165 931
товары отгруженные (45)	215	–	–
расходы будущих периодов (97)	216	21 242	53 503
прочие запасы и затраты	217		
Налог на добавленную стоимость по приобретенным ценностям (19)	220	1 037	3 890
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	1 372 742	1 771 950
в том числе: покупатели и заказчики (62, 63, 76)	231	–	354 841
векселя к получению (62)	232	–	–
задолженность дочерних и зависимых обществ (78)	233	1 368 222	1 368 222
авансы выданные (60)	234	4 520	48 887
прочие дебиторы	235	–	–
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	583 553	283 213
в том числе: покупатели и заказчики (62, 63, 76)	241	405 153	75 926

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
векселя к получению (62)	242	–	–
задолженность дочерних и зависимых обществ (6203)	243	–	1 934
задолженность участников (учередителей) по взносам в уставной капитал (75)	244	–	–
авансы выданные (60)	245	153 441	67 925
прочие дебиторы	246	24 959	137 428
Краткосрочные финансовые вложения (58, 59, 81)	250	605 300	325 633
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251	5 300	45 633
прочие краткосрочные финансовые вложения	252	600 000	280 000
Денежные средства	260	278 815	602 287
в том числе: касса: (50)	261	2 771	3 976
расчетные счета (51)	262	254 470	563 272
валютные счета (52)	263	8 362	24 185
прочие денежные средства (55, 57)	264	13 212	10 854
Прочие оборотные активы	270		
ИТОГО по разделу II	290	3 024 148	3 284 340
БАЛАНС (сумма строк 190 + 290)	300	3 669 474	4 131 230

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
III. КАПИТАЛЫ И РЕЗЕРВЫ			
Уставный капитал (80)	410	60 000	60 000
Собственные акции, выкупленные у акционеров	411	–	–
Добавочный капитал (83)	420	25 158	25 158
Резервный капитал (82)	430	9 000	9 000
в том числе: резервы, образов. в соответствии с законодательством	431	9 000	9 000
резервы, образов. в соответствии с учредит. документами	432		
Нераспределенная прибыль (непокрытый убыток)	470	3 155 462	3 568 311
Доля меньшинства	471	–	–
ИТОГО по разделу III	490	3 249 620	3 662 469
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (67)	510	–	–
в том числе: кредиты банков, подлежащие погашению в течении 12 месяцев после отчетной даты	511	–	–
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	–	–
Отложенные налоговые обязательства	515	5 458	19 497
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590	5 458	19 479

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (66)	610	–	–
в том числе: кредиты банков, подлеж. погашению в течение 12 месяцев после отчетной даты	611	–	–
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	–	–
Кредиторская задолженность	620	399 340	449 279
в том числе: поставщики и подрядчики (60, 76)	621	294 664	329 272
задолженность перед персоналом организации (70)	622	–	–
задолженность перед государствен. внебюджет. фондами (69)	623	721	981
задолженность по налогам и сборам (68)	624	27 282	5 276
прочие кредиторы	625	2 977	34 344
векселя к уплате	626	–	–
задолж–сть перед дочерними и зависимыми об–ми	627	47	–
авансы полученные (62)	628	73 649	79 406
Задолженность участникам (учредителям) по выплате доходов (75)	630	–	–
Доходы будущих периодов (98)	640	15 056	3
Резервы предстоящих расходов (96)	650	–	–
Прочие краткосрочные обязательства	660	–	–
ИТОГО по разделу V	690	414 396	449 282
БАЛАНС (сумма строк 490+590+690)	700	3 669 474	4 131 230

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Арендованные основные средства (001)	910	4 550 272	4 565 037
	911		
Товарно–мат. ценности, принятые на ответств. хранение (002)	920	21 149	4 206
Товары, принятые на комиссию (004)	930	52 585	25 306
	940	22 674	23 087
Обеспечение обязательств и платежей полученные (008)	950	26 331	24 546
Обеспечение обязательств и платежей выданные (009)	960	157 987	–
Износ жилищного фонда	970		
Износ объектов внешнего благоустройства и других аналогичных объектов	980		

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Нематериальные активы, полученные в пользование	990		
ОС до 10000 руб (012); МПЗ к учету (013); Предметы б/у к учету (014)	991	22 445	21 898
Бланки строгой отчетности	992	713	–
Списанные О. С. для утилизации (015)	993	74	19 036
Предметы проката (016)	994	1 476	1 626

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
I. ДОХОДЫ И РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога НДС, акцизов и аналог. обязат.платежей) в т.ч.	010	2 208 949	2 501 703
От продажи товаров, продукции	011	493 236	679 012
От аренды собственных площадей и субаренды	012	1 544 226	1 483 506
От реализации услуг	013	171 487	339 185
Себестоимость реализ. товаров, продукции, работ, услуг – в т.ч.:	020	(452 823)	(853 079)
От продажи товаров, продукции	021	(318 863)	(459 809)
От аренды собственных площадей и субаренды	022	(–)	(–)
От реализации услуг	023	(133 960)	(393 270)
Валовая прибыль	029	1 756 126	1 648 624
Коммерческие расходы	030	(1 312 640)	(797 615)
Управленческие расходы	040	(423 008)	(306 736)
Прибыль (убыток) от продаж (строки (010–020–030–040))	050	20 478	544 273
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ			
Проценты к получению	060	48 106	12 384
Проценты к уплате	070	(–)	(–)
Доходы от участия в других организациях	080	10	–
Прочие доходы	090	1 260 556	761 550
Прочие расходы	100	(735 422)	(342 952)
III ПРИБЫЛЬ (УБЫТОК) ДО НАЛОГООБЛОЖЕНИЯ	140	**593 728**	**975 255**
Отложенный налоговый актив	141	287	90
Отложенное налоговое обязательство	142	(12 161)	274
Текущий налог на прибыль	150	(166 999)	(266 331)
Списание ОНА в связи с выбытием объекта	151	–	(74)
Списание ОНО в связи с выбытием объекта	152	(1 861)	1
Налог на прибыль прошлых лет, эконом. санкции	160	(145)	4 075

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
IV. ЧИСТАЯ ПРИБЫЛЬ (УБЫТОК) ОТЧЕТНОГО ПЕРИОДА:	190	**412 849**	**713 290**
СПРАВОЧНО.			
Доля меньшинства	195		
Постоянное налоговое обязательство	200	36 378	31 907
Базовая прибыль(убыток) на акцию		0,007	0,012
Разводненная прибыль(убыток) на акцию			

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД	ЗА ОТЧЕТНЫЙ ПЕРИОД		ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА	
		ПРИБЫЛЬ	УБЫТОК	ПРИБЫЛЬ	УБЫТОК
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	–	–	–	–
Прибыль (убыток) прошлых лет	220	2 404	135	5 554	21 130
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	1 358	1 340	81	5
Курсовые разницы по операциям в иностранной валюте	240	1 687	5 558	246	1 010
Отчисления в оценочные резервы	250	х	–	х	–
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	53	425	304	122
	270				

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА ЗА 2007 ГОД

I. Изменение капитала

ПОКАЗАТЕЛЬ		УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
НАИМЕНОВАНИЕ	КОД					
1	2	3	4	5	6	7
Остаток на 31 декабря, года предшествующего предыдущему		60 000	25 158	9 000	2 442 172	2 536 330

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
1	2	3	4	5	6	7
2006 (ПРЕДЫДУЩИЙ ГОД)						
Изменения в учетной политике		x	x	x	–	–
Результат от переоценки объектов основных средств		x	–	x	–	–
Остаток на 1 января предыдущего года		60 000	25 158	9 000	2 442 172	2 536 330
Результат от пересчета иностранных валют		x		x	–	–
Чистая прибыль		x	x	x	713 290	713 290
Дивиденды		x	x	x	–	–
Отчисления в резервный фонд	110	x	x	–	–	–
Увеличение величины капитала за счет:						
дополнительного выпуска акций	121	–	x	x	x	–
увеличения номинальной стоимости акций	122	–	x	x	x	–
Реорганизации юридического лица	123	–	x	x	x	–
Уменьшение величины капитала за счет:						
уменьшения номинала акций	131	–	x	x	x	–
уменьшения количества акций	132	–	x	x	x	–
Реорганизации юридического лица	133	–	x	x	–	–
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	3 155 462	3 249 620
2007 (ОТЧЕТНЫЙ ГОД)						
Изменения в учетной политике		x	x	x	–	–
Результат от переоценки объектов основных средств		x		x	–	–
Остаток на 1 января предыдущего года	100	60 000	25 158	9 000	3 155 462	3 249 620
Результат от пересчета иностранных валют		x	–	x	x	–

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
1	2	3	4	5	6	7
Чистая прибыль		x	x	x	412 849	412 849
Дивиденды		x	x	x		
Отчисления в резервный фонд		x	x	–	–	–
Увеличение величины капитала за счет:						
дополнительного выпуска акций			x	x	x	–
увеличения номинальной стоимости акций			x	x	x	–
Реорганизации юридического лица			x	x	–	–
Уменьшение величины капитала за счет:						
уменьшения номинала акций			x	x	x	–
уменьшения количества акций			x	x	x	–
Реорганизации юридического лица			x	x	–	–
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	3 568 311	3 662 469

II. Резервы

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК	ПОСТУПИЛО	ИСПОЛЬЗОВАНО	ОСТАТОК
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С ЗАКОНОДАТЕЛЬСТВОМ:					
резервный капитал (наименование резерва)					
данные предыдущего года		9 000	–	–	9 000
данные отчетного года		9 000	–	–	9 000
(наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С УЧРЕДИТЕЛЬНЫМИ ДОКУМЕНТАМИ:					
(наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–
(наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–
ОЦЕНОЧНЫЕ РЕЗЕРВЫ:					
резерв сомнительных долгов (наименование резерва)					
данные предыдущего года		3	–	3	–
данные отчетного года					
(наименование резерва)					
данные предыдущего года					
данные отчетного года					

СПРАВКИ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
1) Чистые активы		3 264 676	3 662 472

		ИЗ БЮДЖЕТА		ИЗ ВНЕБЮДЖЕТНЫХ ФОНДОВ	
		ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД	ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД
		3	4	5	6
2) Получено на:					
расходы по обычным видам деятельности всего:					
в том числе:					
Капитальные вложения во внеоборотные активы					
в том числе:					

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ НА 31 ДЕКАБРЯ 2007 ГОДА

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ГОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
1	2	3	4
Остаток денежных средств на начало года	010	278 275	337 020
Движение денежных средств по текущей деятельности			
Средства,полученные от покупателей, заказчиков	020	2 676 196	2 890 340
прочие доходы	110	2 286 067	169 780
Денежные средства,направленные:	140	(5 697 100)	(2 622 028)
на оплату приобретенных товаров, оплату работ, услуг	150	(1 996 088)	(1 567 914)
на оплату труда	160	(306 013)	(248 285)
на выплату дивидендов, процентов	170	(–)	( )
на расчеты по налогам и сборам	180	(597 862)	(456 892)
на прочие расходы	190	(2 797 137)	(348 937)
Чистые денежные средства от текущей деятельности	200	(734 837)	438 092
2. Движение денежных средств по инвестиционной деятельности:			
Выручка от продажи объектов основных средств и иных внеоборотных активов	210	902 924	655 870
Выручка от продажи ценных бумаг и иных финансовых вложений	220	13 162 100	100 000
Полученные дивиденды	230	–	
Полученные проценты	240	32 168	1 852
Поступления от погашения займов, предоставленных другим организациям	250	273 174	104 039
Приобретение дочерних организаций	280	(–)	( )
Приобретение объектов основных средств, доходных вложений в материальные ценности и нематериальных активов	290	(157 253)	(121 438)
Приобретение ценных бумаг и иных финансовых вложений	300	(12 848 978)	(700 000)
Займы,предоставленные другим организациям	310	(305 333)	(536 620)
Чистые денежные средства от инвестиционной деятельности	340	1 058 802	(496 297)
3. Движение денежных средств по финансовой деятельности			
Поступления от эмиссии акций или иных долевых бумаг	350	–	–
Поступления от займов и кредитов, предоставленных другими организациями	360	–	–
Погашение займов и кредитов (без процентов)	390	(–)	( )
Погашение обязательств по финансовой аренде	400	(–)	(–)
Чистые денежные средства от финансовой деятельности	430	–	–
Чистое увеличение (уменьшение) денежных средств и их эквивалентов	440	323 965	(58 205)
4. Остаток денежных средств на конец отчетного периода	450	602 240	278 815
Величина влияния изменений курса иностранной валюты по отношению к рублю	460	405	467

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ ЗА 2007 ГОД

НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Объекты интеллектуальной собственности (исключительные права на результаты иннтел-лектуальной собственности)	010	2 954	289	–	3 243
в том числе:					
у патентообладателя на изобретение, промышленный образец, полезную модель	011	–	–	–	–
у правообладателя на программы ЭВМ, базы данных	012	2 257	–	–	2 257
у правообладателя на топологии интегральных схем	013				
у владельца на товарный знак и знак ообслуживания, наименование места происхождения товаров	014	697	289	–	986
у патентообладателя на селекционные достижения	015	–	–	–	–
Организационные расходы	020				
Деловая репутация организации	030				
Прочие	040	202	4 054	–	4 256

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	6
Амортизация нематериальных активов – всего	050	1 608	2 229
в т.ч.:			
программы ЭВМ	051	1 528	1 851
товарные знаки	052	74	176
прочие	053	6	202

ОСНОВНЫЕ СРЕДСТВА

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Здания	70	262 040	23 294	119 959	165 375
Сооружения и передаточные устройства	75	2 325	606	887	2 044
Машины и оборудование	80	419 652	352 012	63 495	708 169
Транспортные средства	85	17 174	10 863	423	27 614
Производственный и хозяйственный инвенртарь	90	14 772	453	226	14 999
Рабочий скот		–	–	–	–
Продуктивный скот		–	–	–	–
Многолетние насаждения		–	–	–	–
Другие виды основных средств	110	723	59	42	740
Земельные участки и объекты природопользования		–	–	–	–
Капитальные вложения на коренное улучшение земель		–	–	–	–
Итого	130	716 686	387 287	185 032	918 941

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация основных средств – всего	140	228 156	236 740
в том числе:			
зданий и сооружений	141	37 452	21 778
машин, оборудования, транспортных средств	142	190 316	214 468
других	143	388	494
Передано в аренду объектов основных средств– всего	150	90 387	15 199
в том числе:			
здания	151	69 841	–
сооружения	152	–	–
оборудование	153	20 546	15 199
Переведено объектов основных средств на консервацию		–	–
Получено объектов основных средств в аренду – всего	160	4 550 272	4 565 037
в том числе:			
Объекты недвижимости,принятые в эксплуатацию и находящиеся в процессе государственной регистрации		–	–

СПРАВОЧНО. Результат от переоценки объектов основных средств:	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА НАЧАЛО ПРЕДЫДУЩЕГО ГОДА
	2	3	4
первоначальной (восстановительной) стоимости	171	–	–
амортизации	172	–	–

Изменение стоимости объектов основных средств в результате достройки, дооборудования, реконструкции, частичной ликвидации	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
	2	3	4

ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ

ПОКАЗАТЕЛЬ		НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
НАИМЕНОВАНИЕ	КОД				
1	2	3	4	5	6
Имущество для передачи в лизинг					
Имущество, предоставляемое по договору проката	210				
Прочие					
Итого					

	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация доходных вложений в материальные ценности			

РАСХОДЫ НА НАУЧНО-ИССЛЕДОВАТЕЛЬСКИЕ, ОПЫТНО-КОНСТРУКТОРСКИЕ И ТЕХНОЛОГИЧЕСКИЕ РАБОТЫ

ПОКАЗАТЕЛЬ		НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	СПИСАНО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
НАИМЕНОВАНИЕ	КОД				
1	2	3	4	5	6
Всего					
В том числе:					

СПРАВОЧНО	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
Сумма расходов по незаконченным научно-исследовательским, опытно-конструкторским и технологическим работам	2	3	4

	КОД	ЗА ОЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-конструкторским и технологическим работам,отнесенных на внереализационные расходы	2	3	4

РАСХОДЫ НА ОСВОЕНИЕ ПРИРОДНЫХ РЕСУРСОВ

ПОКАЗАТЕЛЬ		ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	ПОСТУПИЛО	СПИСАНО	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
НАИМЕНОВАНИЕ	КОД				
1	2	3	4	5	6
Расходы на освоение природных ресурсов – всего					
В том числе:					

СПРАВОЧНО	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
Сумма расходов по участкам недр, незаконченным поиском и оценкой месторождений, разведкой и(или) гидрогеологическими изысканиями и прочими аналогичными работами	2	3	4
Сумма расходов на освоение природных ресурсов, отнесенных в отчетном периоде на внреализационные расходы как безрезультатаные			

ФИНАНСОВЫЕ ВЛОЖЕНИЯ

ПОКАЗАТЕЛЬ		ДОЛГОСРОЧНЫЕ		КРАТКОСРОЧНЫЕ	
НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Вклады в уставные (складочные) капиталы других организаций – всего	510	16 380	6 280	–	–
в том числе дочерних и зависимых хозяйственных обществ	511	14 650	4 550	–	–
Государственные и муниципальные ценные бумаги	515	1 793	1 444	–	–
Ценные бумаги других организаций – всего	520				
в том числе долговые ценные бумаги (облигации, векселя)	521				
Предоставленные займы	525	130 420	130 420	5 300	45 633
Депозитные вклады	530	–	–	600 000	280 000
Прочие	535	–	–		
Итого	540	148 593	138 144	605 300	325 633
Из общей суммы финансовые вложения,имеющие текущую рыночную стоимость: Вклады в уставные (складочные) капиталы других организаций – всего		–	–	–	–
в том числе дочерних и зависимых хозяйственных обществ		–	–	–	–
Государственные и муниципальные ценные бумаги		–	–	–	–
Ценные бумаги других организаций – всего		–	–	–	–
в том числе долговые ценные бумаги (облигации, векселя)		–	–	–	–
Прочие	565	–	–	–	–
Итого	570	–	–	–	–
СПРАВОЧНО По финансовым вложениям,имеющим текущую рыночную стоимость, изменение стоимости в результате корректировки оценки	580	–	–	–	–
по долговым ценным бумагам разница между первоначальной стоимостью и номинальной стоимостью отнесена на финансовый результат отчетного периода		–	–	–	–

ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Дебиторская задолженность: Краткосрочная – всего	610	583 553	283 213
в том числе: расчеты с покупателями и заказчиками	611	405 153	75 926
авансы выданные	612	153 441	67 925
прочая	613	24 959	139 362
Долгосрочная – всего	620	1 372 742	1 771 950
в том числе: расчеты с покупателями и заказчиками		–	354 841
авансы выданные	622	4 520	48 887
прочая	623	1 368 222	1 368 222
Итого		1 956 295	2 055 163
Кредиторская задолженность: краткосрочная – всего	640	399 340	449 279
в том числе: расчеты с поставщиками и подрядчиками	641	294 664	329 272
авансы полученные	642	73 649	79 406
расчеты по налогам и сборам	643	27 282	5 276
кредиты	644	–	–
займы		–	–
прочая	646	3 745	35 325
Долгосрочная – всего	650		
в том числе: кредиты		–	–
займы		–	–
Итого		399 340	449 279

РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ (ПО ЭЛЕМЕНТАМ ЗАТРАТ)

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОДА	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
Материальные затраты	710	452 823	853 079
Затраты на оплату труда	720	320 197	260 659
Отчисления на социальные нужды	730	68 042	61 242
Амортизация	740	74 115	54 516
Прочие затраты	750	1 273 294	727 934
Итого по элементам затрат	760	2 188 471	1 957 430
Изменение остатков (прирост[+], уменьшение[–]):			
незавершенного производства	765		

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОДА	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
расходов будущих периодов	766	32 261	– 9 352
резервов предстоящих расходов		–	–

ОБЕСПЕЧЕНИЯ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Полученые – всего	810	26 331	24 546
в том числе: векселя	811	–	–
Имущество, находящееся в залоге			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			
Выданные – всего	820	157 987	–
в том числе: векселя			
Имущество, переданное в залог			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			

ГОСУДАРСТВЕННАЯ ПОМОЩЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Получено в отчетном году бюджетных средств – всего			
в том числе:			

	НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОЛУЧЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	ВОЗВРАЩЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
Бюджетные кредиты – всего				
в том числе:				

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2007 ГОД

Ревизионная комиссия ОАО «Торговый Дом ГУМ» отмечает, что бухгалтерская отчетность открытого акционерного общества «Торговый Дом ГУМ» подготовлена в соответствии с Федеральным Законом «О бухгалтерском учете» от 21 ноября 1996 года №129 - ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года № 34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 09 декабря 1998года № 60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 06 июля 1999 года № 43н и другими нормативными актами Российской Федерации, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

Валовая прибыль за 2007 год по акционерному обществу «Торговый Дом ГУМ» составила 1 756,1 млн. рублей. Основными источниками ее формирования явились доходы от сдачи площадей в аренду и субаренду в сумме 1 544,2 млн. руб., и от продажи товаров и продукции на сумму 174,4 млн. рублей.

Коммерческие расходы в 2007 году составили 1 312,6 млн. руб., что на 64,6% выше уровня предшествующего года. Увеличение произошло в основном из-за:

- увеличения в 2 раза ставок арендной платы за Здание на Красной площади или на 32,7 млн. рублей;
- роста расходов на содержание зданий и помещений на 24,5 млн. руб., в основном за счет увеличения платы за потребляемую электроэнергию, а также увеличения расходов по уборке и обслуживанию помещений;
- роста расходов на текущий и капитальный ремонты на 417,8 млн. руб. в связи с открытием Гастронома, воссозданием Фонтана в центре ГУМа, проведением большого объема работ по реставрации и ремонту внутренних и внешних фасадов, а также ремонтными работами при открытии новых салонов;
- роста амортизационных отчислений по основным средствам на 14,1 млн. рублей;
- роста расходов на оплату труда на 39,2 млн. руб. в связи с открытием кафе «Фестивальное», столовой № 57 и Гастронома.

Управленческие расходы возросли за год на 116,3 млн. руб. и составили 423,0 млн. руб. Рост произошел в связи с увеличением расходов на оплату труда сотрудников аппарата управления — 20,3 млн. руб., и отчислений Управляющей компании «Атлас Проджект Менеджмент Лимитед» — 88,8 млн. рублей в связи с ростом валовой прибыли.

Прибыль до налогообложения по акционерному обществу за 2007 год составила 593,7 млн. руб., а после начисления налогов и иных обязательных платежей — 412,8 млн. рублей.

В 2007 году в акционерном обществе была обеспечена сохранность материально-производственных запасов, основных и денежных средств. Дебиторская задолженность за 2007 год увеличилась на 98,9 млн. руб. или на 5,0% и составила 2 055,2 млн. руб., и носит текущий характер. Кредиторская задолженность на 31.12.2007 г. составила 449,3 млн. руб. и увеличилась на 50,0 млн. руб. или на 12,5 %, и носит текущий характер.

По состоянию на 31.12.07г. собственные оборотные средства составили 2 815,6 млн. руб. и увеличились на 196,2 млн. руб. или 7,5%. Коэффициент обеспеченности собственными оборотными средствами по акционерному обществу составил 0,86 и сохранился на уровне предшествующего года. Коэффициент текущей ликвидности составил 3,37, при нормативе единица.

В отчетном периоде Ревизионной комиссией рассматривались результаты финансово-хозяйственной деятельности ОАО «Торговый Дом ГУМ» на отчетные даты. Регулярно проводился анализ расходов, состояния собственных оборотных средств, дебиторской и кредиторской задолженности.

С учетом изложенного, Ревизионная комиссия подтверждает достоверность баланса акционерного общества на 31 декабря 2007 года в сумме 4 131,2 млн. руб. годового отчета ОАО «Торговый Дом ГУМ».

Ревизионная комиссия рекомендует осуществить мероприятия по сокращению дебиторской и кредиторской задолженности, а также по снижению уровня коммерческих расходов.

Председатель Ревизионной
Комиссии ОАО «Торговый Дом ГУМ»
С.А.Демин

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ ПО ФИНАНСОВОЙ (БУХГАЛТЕРСКОЙ) ОТЧЕТНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2007 ГОД

АДРЕСАТ

Акционерам Открытого акционерного общества «ТД ГУМ».

АУДИТОР

Наименование: ЗАО «Гориславцев и К. Аудит».
Место нахождения: 103009, г. Москва. Б. Никитская, д. 17, стр. 2.
Государственная регистрация: регистрационное свидетельство № 000565 серии ВД, выданное 27 октября 1997 года Московской регистрационной палатой, регистрационный номер 001.205.133; свидетельство о внесении записи в Единый Государственный реестр юридических лиц серии 77 № 007212832, выданное Управлением МНС России по г. Москве, дата внесения записи 18.12.2002 за основным государственным регистрационным номером 1027700542858.
Лицензия на осуществление аудиторской деятельности № Е 003461 от 04.03.2003, выданная Министерством финансов РФ сроком на 5 лет. Срок действия лицензии продлен до 04.03.2013.
Лицензия на осуществление работ с использованием сведений, составляющих государственную тайну, серии Б 359446, регистрационный № 9959 от 15.02.2007, выданная управлением ФСБ России по г. Москве и Московской области. Срок действия лицензии до 19.01.2010.
ЗАО «Гориславцев и К. Аудит» является действительным членом Некоммерческого партнерства «Институт Профессиональных Аудиторов» с 19.03.2002. свидетельство от 19.03.2002 № 183. выданное Некоммерческим партнерством «Институт Профессиональных Аудиторов».
Сертификат качества аудиторских услуг № 156, выданный НП «Институт Профессиональных Аудиторов», срок действия сертификата установлен Решением Комитета по качеству ИПАР от 19.12.2007 с 19.12.2007 по 19.12.2010.

АУДИРУЕМОЕ ЛИЦО

Официальным наименованием проверяемого экономического субъекта является: Открытое акционерное общество «ТД ГУМ», в дальнейшем именуемое Организация.
Место нахождения: 109012. г. Москва. Красная площадь, д. 3.
Государственная регистрация: зарегистрировано МРП 06.12.90 под № 1027739098287 в ИМНС № 39 г. Москвы зарегистрировано 21.08.2002 ИНН 7710035963.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности ОАО «ТД ГУМ» за период с 01 января по 31 декабря 2007 года включительно. Финансовая (бухгалтерская) отчетность ОАО «ТД ГУМ» состоит из:
- бухгалтерского баланса (форма № 1);
- отчета о прибылях и убытках (форма № 2);
- отчета об изменениях капитала (форма № 3);
- отчета о движении денежных средств (форма № 4);
- приложения к бухгалтерскому балансу (форма № 5);
- пояснительной записки.

Ответственность за подготовку и предоставление этой финансовой (бухгалтерской) отчетности несет исполнительный орган ОАО «ТД ГУМ». Наша обязанность заключается в том. чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Аудит проводился в соответствии с Федеральным законом от 07.08.2001 № 119-ФЗ «Об аудиторской деятельности» и федеральными правилами (стандартами) аудиторской деятельности, утвержденными постановлением Правительства РФ от 23.09.2002 № 696 (в редакции последующих изменений и дополнений), другими нормативными актами, регулирующими аудиторскую деятельность, а также внутрифирменными стандартами и методиками аудита.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том. что финансовая (бухгалтерская) отчетность не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих числовые показатели в финансовой (бухгалтерской) отчетности и раскрытие в ней информации о финансово-хозяйственной деятельности, оценку соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке финансовой (бухгалтерской) отчетности, рассмотрение основных оценочных показателей, полученных руководством аудируемого лица, а также оценку представления финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит представляет достаточные основания для выражения нашего мнения о достоверности финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность ОАО «ТД ГУМ» отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2007 года и результаты ее финансово-хозяйственной деятельности за период с 01 января по 31 декабря 2007 года включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.

При проведении аудита мы руководствовались Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 года № 129-ФЗ. Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным Приказом Минфина России от 29.07.98 № 34н. Положением по бухгалтерскому учету «Бухгалтерская отчетность организации», утвержденным Приказом Минфина России от 06.07.99 № 43н, Приказом Минфина России от 22 июля 2003 года № 67н «О формах бухгалтерской отчетности организаций».

«07» марта 2008 года

Генеральный директор
М. М. Клопотовская

Руководитель
аудиторской проверки
А.Е. Вагапова

Квалификационный аттестат аудитора № 044454, выданный Минфином России (на основании протокола №105 от 25.04.2002) на неограниченный срок


Гаст

| Открытие «Гастронома №1»



ГУМ

1893

GUM • RED SQUARE

ANNUAL REPORT
2007





Opening of the famous fountain
after the reconstruction

CONTENTS


Для Вас
открыт
Каток

Christmas decoration 2007–2008

SPEECH OF THE MANAGING DIRECTOR OF «GUM TRADING HOUSE» OJSC TO STOCKHOLDERS



Dear stockholders!

The accounting year 2007 has become a period of realization of previously declared policy of our corporation to transform GUM into the unique multifunctional trade center. Rapid increase of trade areas in Moscow and its regions sets us a correspondent pace. The changes taking place on the trade market are directly joined and reflected on the GUM's activity.

In the year 2007 in the capital's center several trade centers are opened at once that offer to the clients a full range of merchandise and services, the fact that leads to the competence strengthening in the commercial sphere, as well as in the luxury goods niche.

Previously we have consolidated some financial resources and worked out a strategy, two facts that permitted us to realize different projects last year, due to which we manage to hold respective positions on the commercial real estate market. The wide offering of various goods and services helps us on this market too. During the past year we have almost completed, in correspondence with the adopted strategy, the modifications connected to the salons relocation on our store 1st floor.

Some unique shops were opened in GUM. The legendary GUM's Gastronome №1 is restored that significantly increased the merchandise assortment, offered to the visitors.

The "Center of Good Nourishment" is placed in operation, presenting "Festival Cafe" and "Canteen № 57", meant for 600 seating places. Some luxury goods shops are opened: Hermes, Jil Sander, Salvatore Ferragamo, Antonio Marras, I Pinco Pallino, La Perla, Barbara Bui. The zone of jewelry is formed and the booths of such brands, as Cartier, Breguet, Piaget, Van Cleef&Arpels, Damiani, De Beers, H.Stern, Pomellato, Chaumet, Sublime are opened together with the Russian jewelry salon.

The works on the 2nd floor are next in turn, where a part of the conception is yet realized and a "shoe line" is formed from: Pollini, Fratelli Rossetti, Iris, J.Lobb, J.M.Weston. etc.

In the year 2008 we intend to complete this goods group forming. On the 3rd floor the new shops, offering goods for home and family are opened: Villeroy&Boch, Alessi, Kartell. The legendary fountain in the GUM's center is repaired and placed in operation. The works of generating capacity provision of the main store's building are executed, new complex transforming stations are brought into service, and the program of conditioning system of the main building is finished.

The reopened shops in GUM not only attracted the interested buyers, but created new working posts in the store's building, placed on the Red Square. In the current year the restoration works of interior and exterior fronts will go on, and will be directed to provide visitors comfortable stay in our Trade House.

It is worth mentioning that the last year on the Gum's territory a lot of significant events and actions took place that provoked interest of Moscowers, capital's guests and attracted potential clients.

The traditional skating rink on the Red Square, organized by GUM last winter, became almost a unique reminder of the very winter against the global warming background, attracting about a million of visitors.

We apply all our knowledge and efforts to continue works of converting the store on the Red Square in the most branded and prestigious store in the country.

Grateful for cooperation,
Yours faithfully,

T. V. Guguberidze
Managing director
GUM Trading House OJSC

MEMBERS OF THE COMMITTEE OF DIRECTORS OF «GUM TRADING HOUSE» OJSC

ELECTED BY THE GENERAL STOCKHOLDERS' MEETING OF «GUM TRADING HOUSE» OJSC 2007, MAY 25

LAST NAME, FIRST NAME, PATRONYMIC	POSITION SHARE IN AUTHORIZED CAPITAL OF ISSUER
VECHKANOV Vyacheslav Leonidovich	Chief executive, chairman of board of directors of «GUM TRADING HOUSE» OJSC Share in authorized capital: 0,002%
GUGUBERIDZE Teimuraz Vladimirovich	Managing director, chairman of board of administration of «GUM TRADING HOUSE» OJSC Share in authorized capital: no share
GNATUIK Andrey Klimentievich	Chief executive of LLC Gruppa IMA Share in authorized capital: no share
KARAKHANYAN Samwell Gurgenovich	Chief executive of faculty of advocates Barshevski i partneri in Moscow Share in the issuer's authorised stock: none
MALISHEV Nikolai Nikolaevich	Chief executive of board of directors of sports broadcasting Plc. Pervi Kanal Share in authorized capital: no share
SKVORTSOV Aleksei Uvenalievich	Chief executive of finance management of «GUM TRADING HOUSE» OJSC Share in authorized capital: 0,000267%
TYAGACHEV Leonid Vasilievich	Chief executive of the Olympic Games committee in Russia Share in authorized capital: no share

MEMBERS OF THE BOARD OF DIRECTORS OF«GUM TRADING HOUSE» OJSC

ELECTED BY THE COMMITTEE OF DIRECTORS
OF «GUM TRADING HOUSE» OJSC 2006, AUGUST 8

LAST NAME, FIRST NAME, PATRONYMIC	POSITION SHARE IN AUTHORIZED CAPITAL OF ISSUER
RUSAKOV Aleksei Sergeevich	Chief executive of legal direction of «GUM TRADING HOUSE» OJSC Share in authorized capital: no share
SERGUEYEV Vladimir Nikolayevich	Chief executive of commercial direction of «GUM TRADING HOUSE» OJSC Share in authorized capital: no share
SOKOLNIKOV Dmitri Ivovich	Head of secondary assets direction department of «GUM TRADING HOUSE» OJSC Share in authorized capital: no share
SHPITONOV Igor Mihailovich	Chief executive of management control of «GUM TRADING HOUSE» OJSC Share in authorized capital: no share

According to article 69 paragraph 1 of the Federal joint-stock company act a person carrying out the function of an independent agency is to carry out the function of chairman of board of administration as well. The function of the chairman of board of administration of «GUM TRADING HOUSE» OJSC is carried out by Gugubernidze Teimuraz Vladimirovich.

The functions of independent executing agency are fulfilled by the managing company ATLAS PROJECT MANAGEMENT LIMITED. Presently the representative of the managing company ATLAS PROJECT MANAGEMENT LIMITED at «GUM TRADING HOUSE» OJSC is managing director Gugubernidze Teimuraz Vladimirovich.

INDEPENDENT EXECUTING AGENCY

The functions of independent executing agency are passed to the managing company ATLAS PROJECT MANAGEMENT LIMITED.

Location:
38 Princess Court 88, Brompton Road, London, SW3 1 ES, United Kingdom.
Postal address: 109012, Moscow, the Red Square, 3/2/2/1.

SUMMARY OF INFORMATION ABOUT THE MEMBERS OF THE BOARD OF DIRECTORS OF «GUM TRADING HOUSE» OJSC

1. VECHKANOV Vyacheslav Leonidovich
Year of birth: 1947
Education: higher – Moscow Financial Institution, 1970
National Economy Academy under the council of ministers of the SU,1985
Position during the last 5 years:
From 2003 to 2004
Organization: «GUM TRADING HOUSE» OJSC
Field: commerce
Position: chief executive, member of board of directors
From 2004 till today
Organization: «GUM TRADING HOUSE» OJSC
Field: commerce
Position: chief executive, chairman of board of directors

2. GNATUK Andrei Klimentievich
Year of birth: 1961
Education: higher – Moscow Polygraphic Institution, 1983
Position during the last 5 years:
From 2003 toll today
Organization: LLC. Gruppa IMA
Field: promotion
Position: chief executive

3. GUGUBERIDZE Teimuraz Vladimirovich
Year of birth: 1973
Education: higher – Abkhazian State University, 1992
Tbilisi Humanities and Economic Institution, 1998
Position during the last 5 years:
From 2003 to 2004
Organization: LLC. Sporttovari Bosko
Field: commerce
Position: general director
From 2004 to 2004
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: managing director assistant
From 2004 till today
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: managing director, chairman of board of administration.

4. KARAHANYAN Samvel Gurgenovich
Year of birth: 1960
Education: higher – Yerevan Polytechnic Institution, 1982
Moscow Law Academy, 1994.
Position during the last 5 years:
From 2003 till today
Organization: faculty of advocates Barshevski i partneri in Moscow
Field: advocatory
Position: chief executive

5. MALISHEV Nikolai Nikolaevich
Year of birth: 1938
Education: higher – Moscow Aircraft Institution, 1963
Moscow Institution of Oriental Languages, 1970
Position during the last 5 years:
From 1995 till today
Organization: Plc. Pervi Kanal
Field: television
Position: chief executive of board of directors of sports broadcasting

6. SKVORTSOV Aleksei Uvenalievich
Year of birth: 1968
Education: higher – Moscow Engineering and Physical Institute, 1993
Moscow international high business school "Irbis", 2003
Position during the last 5 years:
From 2003 to 2003
Organization: LLC. Agger Technics
Field: commerce
Position: treasurer
From 2003 till today
Organization: LLC GUM
Field: investment
Position: general director
From 2004 to 2004
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: economics director
From 2004 till today
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: head of chairmanship
From 2005 till today
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: director of finance management

7. TYAGACHEV Leonid Vasilievich
Year of birth: 1946
Education: higher – Moscow Regional Pedagogical Institution, 1970
Position during the last 5 years:
From 2001 till today
Organization: the Olympic Games committee in Russia
Field: sports sphere
Position: chief executive

SUMMARY OF INFORMATION ABOUT THE MEMBERS OF THE BOARD OF DIRECTORS OF PLC. STATE DEPARTMENT

1. RUSAKOV Aleksei Sergeevich
Year of birth: 1976
Education: higher – Moscow Economic and Law Academy, 1999
Position during the last 5 years:
From 2003 till today
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: chief executive of legal direction

2. SERGEEV Vladimir Nikolaevich
Year of birth:1958
Education: higher – Moscow Energy Institution, 1981
Position during the last 5 years:
From 2001 to 2004
Organization: Aliaj company
Field: commerce
Position: commercial director
From 2004 to 2007
Organization: Edinaya Evropa
Field: commerce
Position: marketing director
From2005 to 2007
Organization: «GUM TRADING HOUSE» OJSC
Field: commerce
Position: head of marketing and development department
2007 – present
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: director of commercial management

3. SOKOLNIKOV Dmitri Ivovich
Year of birth: 1964
Education: higher – Moscow Automobile-road Institution, 1987
Moscow State Law Academy, 2000
Position during the last 5 years:
From 2001 to 2005
Organization: LLC. Toros Invest
Field: real estate operations
Position: general director
2005 – present
Organization: «GUM TRADING HOUSE» OJSC
Field: commerce
Position: head of secondary assets direction department

4. SHPITONOV Igor Mihailovich
Year of birth: 1957
Education: higher – Moscow Energy Institution, 1980
Position during the last 5 years:
From 2004 to 2004
Organization: LLC GUM Project
Field: investment
Position: general director
From 2004 to 2005
Organization: «GUM TRADING HOUSE» OJSC Trust
Field: investment
Position: general director
From 2004 to 2005
Organization: LLC Stilni Gorod
Field: investment
Position: general director
2004 – present
Organization: agency of ATLAS PROJECT MANAGEMENT LIMITED company
Field: commercial activity and management consultations
Position: management control director



Hermes decoration
on the 1-st line



Figure skating on the Red Square

POSITION OF «GUM TRADING HOUSE» OJSC IN THE FIELD

«GUM TRADING HOUSE» OJSC is a commercial establishment with long and unique development history which strongly defines the present position of the organization on the market. However the whole range of advantages didn't prevent from growing competition.

During the last decade in the sphere of retail trade there was a clear trace of tendency to augment the amount of commercial-entertaining centers which aim at wide range of products to offer and stake on expansion of services and entertaining zone. Only in 2007 the area of commercial centers in Moscow increased by 660 thousand square meters and the total extent of commercial territory went beyond 4 million square meters. There were 11 commercial-entertaining centers opened. Reopened commercial centers took part in competitive activity for profitable clients in the end of the summer 2007: in Lotte Plaza building on the New Arbat Street, commercial and office center Sheremetievski which is 300 meters from the Store the second line of the Store building was put into operation, commercial center Vremena Goda on Kutuzovski avenue etc.

As a result of unoccupied territory deficit the construction of new centers in Moscow is to be performed under the ground. Active development of underground centers is in process. Due to their favorable location they will be in demand (commercial centers Paveletskaya Square, Pushkinskaya Square.)

Further expansion of commercial-entertaining centers is at the expense of road displacement towards the third Ring Road, dormitory Moscow areas adjoining the Ring Road and Moscow region territories as well.
The demand for such large centers in comparison with trading zones in Moscow is due to a number of advantages: comfortable transport approach, ample parking, concentration of trading operators at one place, vast range of services and entertainment, possibility to perform complex purchases. These factors could not but affect the amount of visitors of the GUM which has been reducing recently. The average amount of clients per day fell by 10% last year. It has an extremely big impact on trade in December before holidays when the GUM is visited by about 21,7 thousand people as against 57 thousand for a similar period.

In this situation the GUM made considerable efforts to overcome negative factors of competitive fighting and to fulfill the accepted conception which in medium-term prospect would make the Store one of the most prestigious places of the city preserving its historical heritage at the same time and creating all conditions for effective work. The emphasis on the development of luxury requires new kind of activities and expansion of existing services for loyalty boost of its target group and for attraction of well-to-do clientele.

Until the last year the GUM dealt with only non-foods. Now the factors of increased competition and desire to make complex purchases available for people led to a new trend of reconstitution of earlier existing Grocery store. Intention to deal with provisions is caused by necessity to supply people with wide choice of various groups of goods targeted at a demanding and affluent consumer.

Unlike other commercial centers the GUM is the only one unique building right in front of the Red Square. The Store is tending to get key position at high level taking advantage of its historical location. The result of the accepted conception is new shops offering high-quality goods of world-famous brands, creation of own nutrition area where diverse cuisine and wide variety of dished are presented and unique promos (activities that affect clients' loyalty directly and increase their desire to spent more time in the Store. The most crucial ones are participation in organization of the Riding-rink activities on the Red Square in which famous sportsmen and actors took part and participation in the International Festival of Military Orchestras "Kremlyovskaya Zoria".

A special feature of the GUM's image in comparison with rivals is educational activities: organization of exhibitions on various subjects which anyhow bring the customer closer to history of his country, cultural heritage and products of world-famous brands.

Thus in spite of the intensified struggle against withdrawal of clientele the GUM is continuing the realization of accepted strategy of the Store's repositioning and lifting it to the level of International Standard for premium-class stores which will preserve effective business of join-stock company.

According to the accepted strategy of the Store's repositioning all the day-to-day operation in the accounting period was directed at step-by-step realization of assigned tasks in the development of high-quality goods trade.

First steps in the directions were made towards finding disposable area for reopening salons of high level. For this purpose the salons that didn't correspond to the accepted strategy were closed or their location was temporarily changed. Thereby more than 30 salons were closed and 10 redeployed that year. Besides, the relocation took place owing to policy of salon marketed attachment zoning. And «La Perla», «Frey Wille», «J.V.Weston» etc. were redeployed. Drugstore "36.6" was relocated to the third floor in connection with the formation of complex services there.

Now there was enough free space for 25 new salons offering varied products from jewelry, bijouterie, cloths and shoes for children and adults to goods for the house. Appearance of boutiques gallery representing medium-class products of famous brands (Breguet, Hermes, Cartier, Van Cleef&Arpels, Piaget, Jil Sander, Barbara Bui, Damiani, H.Stern, Pollini, Fratelli Rossetti, Iris, Chaumet, Antonio Marras) turns the scale in realization of the strategy and proves the high status of The Store on the Red Square.

Previously scheduled task of Grocery project realization was fulfilled in 2007. Reconstitution of the unique Grocery existing in the last century is an important step towards the accepted strategy promotion and enables consumers to make complex purchases.

There were Italian architects and designers drawn into the project. They managed to put a smooth stress on all the advantages of the building's architecture, interior and reconstruct elements of the earlier existing Gastronome representing wide range of offers at the same time. Total commercial area of the Gastronome is 2000 square meters and it's equipped with modern shop facilities, ventilation system, air-conditioning system, cold air supply system, illumination, fire and security alarm, replaced interior and exterior stained-glass. In addition more than 1000 square meters are reconstructed in the basement of the GUM. Now it's equipped with modern facilities in order to prepare dishes and preserve provisions.

First of all the Gastronome is orientated on affluent target group. That's why the range of goods was made with a glance at elite products in the network of there groups: lively lobsters, French cheese, California strawberry etc. There are more than 13,5 thousand names in the Gastronome. Expenditures of the realization of the project made up some 397 million rubles. The Gastronome was opened in December 2007 on the eve of New Year holidays.

Increasing competition requires assuming measures concerning expansion of available services. The work in this direction in 2007 was continued launching the Nutrition zone on the third and fourth floors. The Festival Cafe and Canteen № 57 were opened on self-service basis. To augment the amount of seats up to 600 in the Festival Cafe mezzanine floor between second and third floors was attached to the Cafe. It's impossible to ignore the variety of dished on the menu: Italian, Japanese, Oriental and Russian cuisine, sweets and home baking. In addition cafes Illy, «Y Fontana» and Cailler were opened where visitors can taste original products and drinks from Swiss chocolate. The whole catering area takes some 2200 square meters.

Correction of the Store's positioning and the want to representprestigiousbrandsofworld-famousmanufacturers stirred rotation process of operating salons and immense repair works. Thus for allocation such salon as Hermes, Cartier, Jil Sander, Antonio Marras with an eye to the Red Square we had to relocate a prosperous salon "Articoli" of 1000 square meters into the center of the Store near by the fountain. This relocation was accompanied by the fountain reconstruction as well as of the whole central area of the GUM.

Repair works were considerably connected with the first floor and were being carried out up to the end of the accounting year. Consequently the famous fountain in the Store was reconstructed. Historical architectural form of the fountain was combined with aesthetic design, modern technology and more long-lived materials. And we succeeded! Now the fountain is the center of attraction and it absorbs people's attention ass never.

The territory around the fountain is much restored. After the repair work in the center of the Store perfume and cosmetics salon "Articoli" of original architectural treatment and of four mirror elements located around the fountain was relocated.

The area of commercial part of the salon is 1200 square meters which enables us to display wide choice of perfumes and cosmetics of world-leading manufacturers of high-quality goods. Expensive shop equipment and extraordinary design of the salon

Put stress on the goods which encourages a visitor to make a purchase. There were 5 thousand square meters modernized including total complex of restoration work last year. In addition repair work of more than 5 thousand square meters of exterior facade and 6,4 thousand of interior facade was carried out. Electric wiring in the gallery was replaced and in the icon case of the fifth tambour the mosaic "Sergi Radonejski" icon was reconstructed.

One of the key requirements of a modern commercial centre is creation of comfortable staying in for consumers who make the whole atmosphere of the store favorable. In this direction the repair work was continued, air-conditioning system was expanded, 6 new refrigerators installed, which made it possible to air condition newly opened salons. Temperature and climate regimes required additional power. That's why the Store got about 4 thousand kilowatts and built two new transforming stations. Expenditures for repair work, modernization and engineering system made up more than 870 million rubles which is 300 million rubles more that the previous year.

Advance restructure in the GUM affects the methods of influence on clients. That's why in 2007 promotion and image policy of the Store was aimed at gaining leading position in the field and positive attitude of consumers to present changes and was urged to work for long-lived prospects, consolidation of the name of the Store like a place where they can buy high-quality goods.

Such effective advertising vehicle as banners in the center and on highways of the city, sound demos on leading radio stations (Russian radio, Serebrianni Dojd, Europaplus, RetroFM and others), ads on the carts in the airport Sheremetievo 2, informative and commercial materials in press (newspapers Kommersant, Vedomosti, magazines Time Out, Afisha, TV-Park etc.)as well as large and luminous trade mark of the GUM on one of historical towers at Pushkinskaya Square were used during the whole promotion campaign.

Participation of the Store in capacity of the sponsor in the organization of the festival of Military Orchestras "Kremlyovskaya Zorya" dedicated to valor of Russian soldiers of all the times is in the list of the most colorful and significant events of the year. The Festival was conducive to state Russian symbols popularization, revival of military traditions and consolidation of international communication. The GUM was announced the official festival area and made great contribution to the event. More than thousand servicemen from different kind of forces from Europe, America, Canada, Australia took part in the festival. There were some 7 thousand of guests including representatives of royal families in Europe – prince Michael of Kent and prince Joachim of Denmark. In the network of the festival "Kremlyovskaya Zorya" an exhibition of historical military uniform of XXVIII – XXI took place.

The beginning of winter was already traditionally marked by Big Skating-rink opening on the Red Square. Once again the ice platform attracted public and mess media attention.

And the most professional figure skaters of the world participated in the "Two Capitals Ice Show" which took place in extraordinary decorations of the Red Square on a 3000 square meters arena on December 19. More than 3000 spectators were present on the stands and dozens of millions Russian people saw the translation on TV on Pervi Kanal on December 29. That's how desire to become closer to the world practice was justified when all public squares work on people who has an opportunity to contemplate and appreciate grandeur of skating.

There is a one more impressive and memorable to our client and at the same time potential buyers activity – restoration of the legendary fountain and opening of the famous perfume and cosmetics shop Articoli. This day more than 1.5 thousand spectators gathered in the «GUM trading house» OJSCto celebrate the festive occasion "Store! Articoli! Fountain!" The atmosphere was similar to that of 1957 when 50 years ago there was the world Youth and Students Festival in Moscow. You could see Mikhail Shvidko, Oleg Yankovski, Galina Volchek, Evelina Khromchenco and others there. This festive day was like an explosion in the capital's cultural life and as a result was mentioned in press and television.

December 2007 was noted for one more remarkable occasion – long-expected opening of the legendary Grocery, accompanied by comprehensive promotion: banners all around Moscow, regular radio broadcasts, press releases. During the whole 2007 The «GUM trading house» OJSC rejoiced its clients with unique exhibitions. The exhibition "Spring in the Store" dedicated to the Year of the Child took place in spring. And there was a Fashion show in the theatre of the «GUM trading house» OJSC in April in which famous reformers and actors took part.

During the whole three April weeks the exhibition "Made in Italy" was successfully held with financial support from Italian Government and the Italian Foreign Trade Institute. That was the first time when stands dedicated to Italian cuisine and other Italian products ranging from cloths to automobiles were displayed.

The exhibition gallery "Apple legends. Design and technology" was opened in June. It represented hieratical image of the Apple production from old models to ultrafashionable computers. In addition the exhibition of the world-famous watch company OMEGA which was the first in history to launch the production of clockwork took place in June. And owing to the display of labels of 50-70th carried out together with the Package Museum visitors managed to contemplate gastronomic production available many years ago.

At the end of the current month clients of the «GUM trading house» OJSChad a unique opportunity to get a glimpse at Lacoste exhibition, prepared by the people we often see on TV and in magazines. Famous people's works of authorship were sold at an auction and the money transmitted to charitable funds hospitals for children. Million of visitors remembered this year for bright and amazing events. Lots of original projects were put into action. Thus image activities carried out expand the territory of the Store and let position it like a place of high status and therefore attracts and attract more affluent clientele.

Implementation of the declared strategy in change of GUM status and its perception as a trading center offering grade A goods and thus necessary activities in relocation and closing of parlors, repair and the long idle period of major part of shopping facilities, as well as implementation of advertising policy were definitely to affect the financial activities of the company.

With minor growth of income from sub-rental in the accounting year – 60.7 mln rubles, decrease of gross profit from sales by 44.8 mln rubles, increase of turnover expenses by 631.3 mln rubles, the balance sheet profit of "GUM Trading house" OJSC was 593.7 mln rubles in 2007, which is by 381.5 mln rubles less as compared to 2006.

NET INCOME OF GUM OJSC (MN. RUBLES)


800
600
400
200
0
713,3
326,2
412,85
2005
2006
2007

Total value of "GUM Trading house" OJSC has increased by 461.8 mln rubles in 2007 and equals to 4,131.2 mln rubles.

WORKING CAPITAL RATIO


5
4
3
2
1
0
4,13
3,37
2,48
2005
2006
2007

As of January 1, 2008, working capital ratio was 3.37 (with standard limit WCR> 1). Reduction of this indicator occurred due to decrease of short-term debt receivables (by 300 mln rub), short-term financial investment (by 280 mln rub) and minor increase of accounts payable (by 50 mln rub).

OWN CIRCULATING ASSETS LIQUIDITY RATIO


1
0,8
0,6
0,4
0,2
0
0,86
0,86
0,57
2005
2006
2007

As of January 1, 2008, own circulating assets utilization factor was 0.86.

Working capital ratio and own circulating assets utilization factor indicate that «GUM TRADING HOUSE» OJSC is a stable and solvent company.


Sublime

The main entrance of the Sublime boutique

MAIN RISK FACTORS CONNECTED WITH THE ACTIVITY OF «GUM TRADING HOUSE» OJSC

GROWTH OF INFLATION AND DECREASE OF FINANCIAL SOLVENCY OF CITIZENS

Increasing growth ratio of inflation may entail growth of issuer's expenses (from price advance for energy resources, transportation, growth of purchasing prices), slower inventory and assets turnover and may become the reason behind lower indicators of profitability and reduction of profit. Moreover, growth of inflation may lead to increase in cost of borrowed assets for «GUM TRADING HOUSE» OJSC, which may impair issuer's financial status and lead to lack of current assets. Reduction of product prices sold by «GUM TRADING HOUSE» OJSC is possible in case of cutdown of purchasing power in the country and in the region, and dramatic aggravation of competition. In this case, issuer's financial indicators may decline.

RISKS ASSOCIATED WITH RENTAL OF MUNICIPAL AND GOVERNMENT PROPERTY

The primary activity of «GUM TRADING HOUSE» OJSC is management of GUM shopping complex. The entitlement for management is based on rental contract of government property and property of Moscow city. Changes in policy pursued by executive authorities of the Russian Federation and/or Moscow city, with respect to formation of rent and procedure of property utilization may significantly affect results of «GUM TRADING HOUSE» OJSC economic activities.

RISK OF CHANGES IN CURRENCY EXCHANGE REGULATIONS

Ruble exchange rate is regulated by the Central Bank, which in return correlates its activities with major fields of development in state economy policy. "GUM TRADING HOUSE" OJSC is not an active participant of foreign economic relations, holds its most assets in Russian currency and, respectively, changes of currency exchange regulations cannot significantly affect the company. Yet since a major part of rental payments obtained by GUM OJSC is in ruble rate to US dollars under the Central Bank rate, keeping the trends of currency market may considerably influence the results of GUM OJSC economic activities.

RISK OF CHANGING INTEREST RATES IN DEBT FINANCING

Increase of interest rates may negatively affect financial indicators of GUM OJSC when there is a need for borrowed assets. Proposed actions in case of detrimental effect of changes in interest rates: search of new sources of monetary funds to ensure dynamic development of the company.

POLITICAL RISKS

Last 5 years in Russia are characterized by political stability that created a favorable climate for investments into Russian industry and significantly dropped political risks in our country. The measures taken to decrease the inflation rate, elimination of the gap between the inflation and wages increase, increase of the pensions ensures social stabilization in the country. All the values show the decrease of risks of strikes and states of emergency where the issuer performs activities and is registered as a taxpayer.

RISKS RELATED TO TAXATION LEGISLATION CHANGES

Changes in the taxation legislation aimed to increase the rates of taxes may cause cost increase and drop of profitability of the main activities of "GUM" OJSC. The situation however affects all market participants.

RISKS RELATED TO CUSTOM CONTROL AND CUSTOM FEES CHANGES

The change in custom control procedure and custom fees causes some risks related to the increase of costs of purchased goods, self-cost of the goods and decrease of profitability of "GUM Trading House" OJSC. However considering the fact that the main income of GUM is formed from the sublease of the areas, the degree of the risks is low.

RISKS RELATED TO THE CHANGES OF MAIN ACTIVITIES LICENSING PROCEDURE

The changes in main activities licensing procedure can not significantly affect the financial and commercial activities as the main activities of the issuer are not subject to licensing. The share of goods subject for obligatory licensing (for instance, alcohol drinks) is small.

«GUM TRADING HOUSE» OJSC CORPORATE BEHAVIOR CODE

The improvement of the corporate management system is performed in compliance with the Russian legislation for the benefit of the shareholders.

In the process of corporate management the managers constantly consider rules and principles of corporate culture and ethics.

"GUM Trading house" OJSC strictly follows the requirements of the law to disclose the information on securities market. Besides, "GUM Trading House" OJSC follows the rules of Corporate behavior code, developed according to the Federal Law "On joint stock companies" as well as extra norms.


КАФЕ
Фестивальное
ZARA

Festival'noe Cafe
and Stolovaya №57
on the 3-d line



Inside the "Gastronome № 1"

«GUM TRADING HOUSE» OJSC JOINT STOCK CAPITAL

The authorized capital of the Company comprises 60 000 000 (sixty million) rubles and is divided into 60 000 000 (sixty million) registered ordinary shares with nominal value of 1 (one) ruble. Each paid ordinary share gives the right to participate in shareholders meetings; the right of one vote for any issue voted for in the meetings; right for dividends in amounts determined by the general meeting of shareholders.

On March 17, 2008 in the morning (record date) the register of shareholders of "GUM Trading house" OJSC includes the following persons: 65 legal entities (6 nominal shareholders) and 8629 natural persons, including 59 foreign shareholders — 9 legal and 50 natural persons.

LIST OF LARGEST STOCKHOLDERS OF «GUM TRADING HOUSE» OJSC

SHAREHOLDER	SHARE IN THE AUTHORIZED CAPITAL (%)
Depository Clearing Company CJSC	65.02
ING Bank (Eurasia)CJSC	21.02

Throughout its history, «GUM TRADING HOUSE» OJSC has made five security emissions: September 02, 1992; June 22, 1993; July 06, 1995; August 15,1997; April 24, 1998 – emission void.

Personal common shares of «GUM TRADING HOUSE» OJSC are being traded at leading exchanges of Russia: RTS Stock Exchange and MICEX Stock Exchange.

OFFER ON DISTRIBUTION OF NET INCOME FROM 2007 IN «GUM TRADING HOUSE» OJSC

ALLOCATIONS	MILLION RUBLES
For development of joint stock company	156,85
Redemption of own shares	206,0
Development of social realm	20,0
Charity	30,0
Remuneration to Board members	0
Remuneration to Auditing Commission members	0
Total	**412,85**

DATA FROM RTS STOCK EXCHANGE ON TRADING WITH «GUM TRADING HOUSE» OJSC SHARES IN 2007



(USD) min max
BID 1,9 2,87
ASK 2,05 2,95
LAST PRICE 1,91 2,95
3,0
2,9
2,8
2,7
2,6
2,5
2,4
2,3
2,2
2,1
2,0
1,9
1,8
09.01.2007
07.03.2007
04.05.2007
03.07.2007
28.08.2007
23.10.2007
19.12.2007

The black line represents offers from bidders to sell «GUM TRADING HOUSE» OJSC shares, the gold represents demand for shares. The red shows last bid price.

In cooperation with Bank of New York (USA), «GUM TRADING HOUSE» OJSC has deposited American Depositary Receipts (ADR) grade 1, starting from 1996. Shares convert into ADR using the following pattern: two common shares of «GUM TRADING HOUSE» OJSC for one ADR. Due to continuous interest to our securities, shares are periodically converted into ADR and vice versa, depending on objectives pursued by investors. American Depositary Receipts grade 1 by «GUM TRADING HOUSE» OJSC actively circulate at Berlin, Frankfurt and Stuttgart exchanges as well as at USA OTC market.

Monthly average number of transaction was 4.67; while monthly average volume of transactions was 42247.17 shares. In the accounting year, «GUM TRADING HOUSE» OJSC did not large-scale transactions or transactions subject of interest.

DIVIDENDS

Investment policy by «GUM TRADING HOUSE» OJSC implies escalation of expenses for modernizing GUM into a technically advanced shopping complex of European level. Taking this into account, the Board of Directors of «GUM TRADING HOUSE» OJSC has supported the offer from shareholders and recommends the yearly Meeting of shareholders not to pay dividends of 2007. Remembering that the investment policy of «GUM trading house» OJSC may not coincide with expectations of shareholders, the Board of Directors offer to allocate 206 mn. rubles of net income from 2007 for redemption of GUM shares.



Christmas tree
in the centre of GUM




Каток
на Красной площади
FAMILY
ГУМ

The Skating rink opening on the Red Square

ACCOUNTING REPORT
«GUM TRADING HOUSE» OJSC (THOUSANDS RUBLES)

ASSET	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
I. NON–CURRENT ASSETS			
Intangible assets (04, 05)	110	1 548	5 270
including: database, trade marks, organization expenses	111	1 548	5 270
Fixed assets (01, 02)	120	488 530	682 201
including: buildings, vehicles, machinery	121	488 530	682 201
Construction in progress (07, 08, 16, 60)	130	5 756	20 088
Profitable investments into tangible assets (03)	135	–	–
Long–term financial investments (58, 59)	140	148 593	138 144
including: investments into affiliate companies	141	14 650	4 550
investments in other entities	142	1 730	1 730
loans granted for over 12 months	143	130 420	130 420
other long–term financial investments	144	1 793	1 444
Deferred tax assets	145	899	1 187
Other noncurrent assets	150	–	–
TOTAL for Section I	190	645 326	846 890
II. CURRENT ASSETS			
Inventories	210	182 701	297 367
including: raw materials, materials and other similar values (10, 14, 15, 16)	211	36 194	77 933
rearers and fatteners (11)	212	–	–
expenses related to construction in progress distribution costs (14,20, 21, 23, 29, 44,46)	213	–	–
finished products and goods for resale (14,16, 40, 41,43)	214	125 265	165 931
goods shipped (45)	215	–	–
deferred expenses (97)	216	21 242	53 503
other inventories and expenses	217		
Value added tax related to values purchased (19)	220	1 037	3 890
Accounts receivable (payable over 12 months after reporting date)	230	1 372 742	1 771 950
including: buyers and customers (62, 63, 76)	231	–	354 841
bills receivable (62)	232	–	–
accounts receivable from affiliate and subsidiary companies (78)	233	1 368 222	1 368 222
advances paid (60)	234	4 520	48 887
other debtors	235	–	–
Accounts receivable (payable within 12 months after reporting date)	240	583 553	283 213
including: buyers and customers (62, 63, 76)	241	405 153	75 926

ASSET	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
bills receivable (62)	242	–	–
accounts receivable from affiliate and subsidiary companies (6203)	243	–	1 934
amounts due from participants (partners) in relation to contributions to statutory capital (75)	244	–	–
advances paid (60)	245	153 441	67 925
others debtors	246	24 959	137 428
Short–term financial investments (58, 59, 81)	250	605 300	325 633
including: lloans payable within 12 months	251	5 300	45 633
other short–term financial investments	252	600 000	280 000
Cash	260	278 815	602 287
including: cash: (50)	261	2 771	3 976
current accounts (51)	262	254 470	563 272
foreign currency accounts (52)	263	8 362	24 185
other monetary funds (55, 57)	264	13 212	10 854
Other current assets	270		
TOTAL for Section II	290	3 024 148	3 284 340
BALANCE (total of lines 190+290)	300	3 669 474	4 131 230

LIABILITIES	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
III. CAPITAL AND RESERVES			
Statutory capital (80)	410	60 000	60 000
Own shares repurchased from shareholders	411	–	–
Additional capital (83)	420	25 158	25 158
Provisions (82)	430	9 000	9 000
including: provisions created in accordance with current regulations	431	9 000	9 000
provisions created in accordance with statutory documents	432		
Retained earnings (uncovered loss)	470	3 155 462	3 568 311
Minority share	471	–	–
TOTAL: as per section III	490	3 249 620	3 662 469
IV. LONG–TERM LIABILITIES			
Loans and credits (67)	510	–	–
including: bank credits due within 12 months after reporting date	511	–	–
Loans due over 12 months after reporting date	512	–	–
Deffered tax liabilities	515	5 458	19 497
Other long–term liabilities	520		
TOTAL for Section IV	590	5 458	19 479

LIABILITIES	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
V. CURRENT LIABILITIES			
Loans and credits (66)	610	–	–
including: bank credits due within 12 months after reporting date	611	–	–
loand due within 12 months after reporting date	612	–	–
Accounts payable	620	399 340	449 279
including: suppliers and contractors (60, 76)	621	294 664	329 272
payables to staff (70)	622	–	–
payables to public off–budget foundations (69)	623	721	981
tax and fee payalbes (68)	624	27 282	5 276
other creditors	625	2 977	34 344
bills payable	626	–	–
payables to affiliate and subsidiary companies	627	47	–
advances received (62)	628	73 649	79 406
Payables to participants (partners) related to income (75)	630	–	–
Deferred revenue (98)	640	15 056	3
Provision for future expenses (96)	650	–	–
Other short–term liabilities	660	–	–
TOTAL for Section V	690	414 396	449 282
BALANCE (total of lines 490+590+690)	700	3 669 474	4 131 230

CERTIFICATE ON VALUES ACCOUNTED ON OFF–BALANCE ACCOUNTS

DESCRIPTION	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Leased asstes (001)	910	4 550 272	4 565 037
	911		
Inventories accepted for storage (002)	920	21 149	4 206
Goods acquired for re–sale (004)	930	52 585	25 306
	940	22 674	23 087
Guarantees received for liabilities and debts (008)	950	26 331	24 546
Guarantees issued for liabilities and debts (009)	960	157 987	–
Deterioration of residential property	970		
Deterioration of outside amenities and other similar facilities	980		

DESCRIPTION	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Intangible assets received for usage (012)	990		
Fixed assets under RUR 10000 (012); inventories accounted (013); used items accounted (014)	991	22 445	21 898
Classified forms	992	713	–
Fixed assets written off for disposal (015)	993	74	19 036
Items for hire (16)	994	1 476	1 626

PROFIT AND LOSS STATEMENT

DESCRIPTION	CODE LINES	FOR REPORTING PERIOD	FOR SIMILAR PREVIOUS PERIOD
1	2	3	4
I. OPERATING PROFIT AND LOSS BY ACTIVITIES			
Proceeds from sales of goods, works and services (after deduction of VAT, excises and other similar mandatory payments), including	010	2 208 949	2 501 703
related to sales of goods, products	011	493 236	679 012
related to lease of owned facilities and sub–lease	012	1 544 226	1 483 506
related to provision of services	013	171 487	339 185
Cost of sold goods, works and services, including	020	(452 823)	(853 079)
related to sales of goods, products	021	(318 863)	(459 809)
related to lease of owned facilities and sub–lease	022	(–)	(–)
related to provision of services	023	(133 960)	(393 270)
Gross Profit	029	1 756 126	1 648 624
Expenses related to sales	030	(1 312 640)	(797 615)
Administrative expenses	040	(423 008)	(306 736)
Profit (loss) from sales (lines (010–020–030–040))	050	20 478	544 273
III. OTHER REVENUE AND EXPENSES			
Interest receivable	060	48 106	12 384
Interest due	070	(–)	(–)
Income from participation in other entities	080	10	–
Other income	090	1 260 556	761 550
Other expenses	100	(735 422)	(342 952)
III. PROFIT (LOSS) BEFORE TAXATION	140	**593 728**	**975 255**
Deferred tax asset	141	287	90
Deferred tax liabilities	142	(12 161)	274
Current tax on income	150	(166 999)	(266 331)
Deferred tax assets written off due to retirement	151	–	(74)
Deferred tax obligations written off due to retirement	152	(1 861)	1
Tax on income for previous years, penalties	160	(145)	4 075

DESCRIPTION	CODE LINES	FOR REPORTING PERIOD	FOR SIMILAR PREVIOUS PERIOD
1	2	3	4
IV. NET PROFIT (LOSS) FOR REPORTING PERIOD	190	**412 849**	**713 290**
REFERENCE			
Minority share	195		
Constant tax liabilities	200	36 378	31 907
Basic profit (loss) per share		0,007	0,012
Watered profit (loss) per share			

DETAILED DESCRIPTION OF SPECIFIC PROFIT AND LOSS

DESCRIPTION	CODE	FOR REPORTING PERIOD		FOR SIMILAR PREVIOUS PERIOD	
		PROFIT	LOSS	PROFIT	LOSS
1	2	3	4	5	6
Penalties, fees or forfeit recognized or determined by court decisions (arbitration) on levy of the same	210	–	–	–	–
Profit (loss) for previous years	220	2 404	135	5 554	21 130
Remuneration of loss caused by failure to fulfil or inappropriate fulfilment of oblications	230	1 358	1 340	81	5
Currency difference for transactions in foreign currency	240	1 687	5 558	246	1 010
Deductions to evaluation provisions	250	x	–	x	–
Payables and receivables written–off with expired limitation period	260	53	425	304	122
	270				

STATEMENT ON CHANGES IN EQUITY FOR 2007

I. Changes in equity

VALUE DESCRIPTION	CODE	STATUTORY CAPITAL	ADDITIONAL CAPITAL	PROVISION CAPITAL	RETAINED EARNINGS (UNCOVERED LOSS)	TOTAL
1	2	3	4	5	6	7
Balance for December 31 for the period prior to the previous one		60 000	25 158	9 000	2 442 172	2 536 330

VALUE DESCRIPTION	CODE	STATUTORY CAPITAL	ADDITIONAL CAPITAL	PROVISION CAPITAL	RETAINED EARNINGS (UNCOVERED LOSS)	TOTAL
1	2	3	4	5	6	7
2006 (PREVIOUS YEAR)						
Changes in accounting policy		x	x	x	–	–
Re–evaluation of fixed assets		x	–	x	–	–
Balance as of January 1 previous year		60 000	25 158	9 000	2 442 172	2 536 330
Re–calculation of foreign currencies		x		x	–	–
Net profit		x	x	x	713 290	713 290
Dividends		x	x	x	–	–
Deductions to provisions	110	x	x	–	–	–
Increase of equity due to the following:						
extra issue of shares	121	–	x	x	x	–
increase of nominal value of shares	122	–	x	x	x	–
restructurization of legal entity	123	–	x	x	x	–
Decrease of equity due to the following:						
decrease of nominal value of shares	131	–	x	x	x	–
reduction of shares	132	–	x	x	x	–
restructurization of legal entity	133	–	x	x	–	–
Balance as of December 31 previous year		60 000	25 158	9 000	3 155 462	3 249 620
2007 (FINANCIAL YEAR)						
Changes in accounting policy		x	x	x	–	–
Re–evaluation of fixed assets		x		x	–	–
Balance as of January 1 previous year	100	60 000	25 158	9 000	3 155 462	3 249 620
Re–calculation of foreign currencies		x	–	x	x	–

INDEX DESCRIPTION	CODE	STATUTORY CAPITAL	ADDITIONAL CAPITAL	PROVISION CAPITAL	RETAINED EARNINGS (UNCOVERED LOSS)	TOTAL
1	2	3	4	5	6	7
Net profit		x	x	x	412 849	412 849
Dividends		x	x	x		
Deductions to provisions		x	x	–	–	–
Increase of equity due to the following:						
extra issue of shares			x	x	x	–
increase of nominal value of shares			x	x	x	–
reorganization of legal entity			x	x	–	–
Decrease of equity due to the following:						
decrease of nominal value of shares			x	x	x	–
reduction of shares			x	x	x	–
Restructurization of legal entity			x	x	–	–
Balance as of December 31 of current year		60 000	25 158	9 000	3 568 311	3 662 469

II. Provisions

Value DESCRIPTION	CODE	BALANCE	RECEIVED	SPENT	BALANCE
1	2	3	4	5	6
PROVISIONS CREATED IN ACCORDANCE WITH CURRENT REGULATIONS:					
(denomination of provision)					
values for previous year		9 000	–	–	9 000
values for current financial year		9 000	–	–	9 000
(denomination of provision)					
values for previous year		–	–	–	–
values for current financial year		–	–	–	–
PROVISIONS CREATED IN ACCORDANCE WITH STATUTORY ACTS:					
(denomination of provision)					
values for previous year		–	–	–	–
values for current financial year		–	–	–	–
(denomination of provision)					
values for previous year					
values for current financial year					
(denomination of provision)					
values for previous year					
values for current financial year					
EVALUATION PROVISIONS:					
(denomination of provision)					
values for previous year					
values for current financial year		3	–	3	–
(reserve name)					
values for previous year					
values for current financial year					

REFERENCES

VALUE DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
1) Net assets		3 264 676	3 662 472

	BUDGET FUNDS		OFF-BUDGET FUNDS	
	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR
	3	4	5	6
2) Received:				
for operational expenses total:				
including:				
Capital investments in non-current assets				
including:				

CASH FLOW STATEMENTS AS OF DECEMBER 31, 2007

DESCRIPTION	LINE CODE	FOR FINANCIAL YEAR	FOR SIMILAR PREVIOUS PERIOD
OPENING BALANCE FOR THE BEGINNING OF THE YEAR	010	278 275	337 020
CASH FLOW RELATED TO OPERATION			
Prepayments received from buyers, customers	020	2 676 196	2 890 340
other income	110	2 286 067	169 780
Cash for:	140	(5 697 100)	(2 622 028)
payment for goods, services, raw materials and other current assets purchased	150	(1 996 088)	(1 567 914)
salaries	160	(306 013)	(248 285)
dividends and interest	170	(–)	( )
tax and fee payalbes	180	(597 862)	(456 892)
other expenses	190	(2 797 137)	(348 937)
Net cash from operation	200	(734 837)	438 092
CASH FLOW RELATED TO INVESTMENT ACTIVITIES:			
Proceeds from fixed assets ans other non–current assets	210	902 924	655 870
Proceeds from sales of securities and other financial investments	220	13 162 100	100 000
Dividends received	230	–	
Interest received	240	32 168	1 852
Income from repayment of loans granted to other entities	250	273 174	104 039
Acquisition of affiliate companies	280	(–)	( )
Acqusition of fixed assets, profitable investments into tangible and intangible assets	290	(157 253)	(121 438)
Acquisition of securities and other financial investments	300	(12 848 978)	(700 000)
Loans granted to other entities	310	(305 333)	(536 620)
Net cash from investment activities	340	1 058 802	(496 297)
CASH FLOW RELATED TO FINANCIAL ACTIVITY			
Proceeds from issue of shares	350	–	–
Proceeds from loans and credits granted to other entities	360	–	–
Repayment of loans and credits (without interest)	390	(–)	( )
Repayment of liabilities on financial lease	400	(–)	(–)
Net cash from financial activitiess	430	–	–
Net increase (decrease) of cash and cash equivalents	440	323 965	(58 205)
CLOSING BALANCE FOR THE END OF THE REPORTING PERIOD	450	602 240	278 815
Currency exchange difference in relation to RUR	460	405	467

SCHEDULE TO BALANCE FOR 2007

VALUE DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED	DISPOSED	AVAILABILITY AT THE END OF REPORTING PERIOD
1	2	3	4	5	6
Intellectual property (exclusive rights for results of intellectual property	010	2 954	289	–	3 243
including:					
patent holder's rights for invention, prototype, useful pattern	011	–	–	–	–
rightholder's rights for software, databases	012	2 257	–	–	2 257
rightholder's rights for topology of integrated circuits	013				
owner's rights for trade mark and service mark, place of origin of goods	014	697	289	–	986
patent holder's rights for results of selection	015	–	–	–	–
Organization expenses	020				
Goodwil	030				
Other	040	202	4 054	–	4 256

VALUE DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	6
Depreciation of intangible assets – total	050	1 608	2 229
including: software	051	1 528	1 851
trade marks	052	74	176
other funds	053	6	202

FIXED ASSETS

VALUE DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED	DISPOSED	AVAILABILITY AT THE END OF REPORTING PERIOD
1	2	3	4	5	6
Buildings	70	262 040	23 294	119 959	165 375
Erections and transfer units	75	2 325	606	887	2 044
Machinery and equipment	80	419 652	352 012	63 495	708 169
Vehicles	85	17 174	10 863	423	27 614
Production and housekeeping tools	90	14 772	453	226	14 999
Cattle		–	–	–	–
Productive cattle		–	–	–	–
Perennial plant		–	–	–	–
Other assets	110	723	59	42	740
Land and natural resources		–	–	–	–
Capital investments for land improvement		–	–	–	–
Total	130	716 686	387 287	185 032	918 941

VALUE DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Depreciation of fixed assets – total	140	228 156	236 740
including:			
Buildings and erections	141	37 452	21 778
Machinery and equipment	142	190 316	214 468
other	142	388	494
fixed assets provided for lease – total	150	90 387	15 199
including:			
buildings	151	69 841	–
erections	152	–	–
machinery	153	20 546	15 199
Fixed assets temporarily closed–down		–	–
Fixed assets leased – total	160	4 550 272	4 565 037
including:			
Real estate received for operation and currently being under registration procedures		–	–

REFERENCE Re-evaluation of fixed assets	CODE	OPENING BALANCE	OPENING BALANCE FOR PREVIOUS YEAR
	2	3	4
initial (recovery) value	171	–	–
of depreciation	172	–	–

	CODE	OPENING BALANCE	CLOSING BALANCE
Cost of fixed assets changed after completion, re-equimpent, refurbishment, partial liquidation	2	3	4

PROFITABLE INVESTMENTSINTO TANGIBLE ASSERTS

VALUE DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED		AVAILABILITY AT THE END OF REPORTING PERIOD
1	2	3	4	5	6
Property to lease					
Property for hire	210				
Other					
Total					

	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Depreciation of profitable investments into tangible assets			

RESEARCH AND DEVELOPMENT EXPENSES

OTHER WORKS DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED	WRITTEN OFF	AVAILABILITY AT END OF REPORTING PERIOD
1	2	3	4	5	6
Total					
Including:					

REFERENCE	CODE	OPENING BALANCE	CLOSING BALANCE
Total expenses of reserach and development works in progress	2	3	4

	CODE	FOR ACCOUNTING PERIOD	FOR SIMILAR PERIOD WITHIN PREVIOUS YEAR
Value of negative results of reserach and development works accounted as non–operating expenses	2	3	4

EXPENSES ON RESOURCE DEVELOPMENT

VALUE DESCRIPTION	CODE	OPENING BALANCE	RECEIVED	WRITTEN OFF	CLOSING BALANCE
1	2	3	4	5	6
Expenses on resource development – total					
including:					

REFERENCE	CODE	OPENING BALANCE	CLOSING BALANCE
Expenses by entrails, investigation works in progress and evaluation of deposits,prospecting (or) hydrogeological survey and other similar works	2	3	4
Expenses on resource development accounted as non–operating expenses because of negative results			

FINANCIAL INVESTMENTS

VALUE DESCRIPTION	CODE	LONG-TERM OPENING BALANCE	 CLOSING BALANCE	SHORT-TERM OPENING BALANCE	 CLOSING BALANCE
1	2	3	4	5	6
Participation in statutory (joint) capital of other entitites – total	510	16 380	6 280	–	–
including affiliate and subsidiary companies	511	14 650	4 550	–	–
State and municipal securities	515	1 793	1 444	–	–
Securities of other entities – total	520				
including debt instruments (notes, bills)	521				
Loans granted	525	130 420	130 420	5 300	45 633
Deposits	530	–	–	600 000	280 000
Other	535	–	–		
Total	540	148 593	138 144	605 300	325 633
From the total – financial investments with current market price: Participation in statutory (joint) capital of other entitites – total		–	–	–	–
including affiliate and subsidiary companies		–	–	–	–
State and municipal securities		–	–	–	–
Securities of the other entities – total		–	–	–	–
including debt instruments (notes, bills)		–	–	–	–
Other	565	–	–	–	–
Total	570	–	–	–	–
REFERENCE For financial investments with current market price – changes in value due to adjustment	580	–	–	–	–
for debt instruments – difference between initial value and nominal value accounted as financial result of the reporting period		–	–	–	–

ACCOUNTS PAYABLE AND RECEIVABLE

VALUE DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
ACCOUNTS RECEIVABLE: short-term – total	610	583 553	283 213
including: settlements with buyers and customers	611	405 153	75 926
prepayments made	612	153 441	67 925
other	613	24 959	139 362
long-term – total	620	1 372 742	1 771 950
including: settlements with buyers and customers		–	354 841
prepayments mad	622	4 520	48 887
other	623	1 368 222	1 368 222
Total		1 956 295	2 055 163
ACCOUNTS PAYABLE: short-term – total	640	399 340	449 279
including: settlements with suppliers and contractors	641	294 664	329 272
prepayments received	642	73 649	79 406
tax and fee payalbes s	643	27 282	5 276
credits	644	–	–
loans		–	–
other	646	3 745	35 325
long-term – total	650		
including: credits		–	–
loans		–	–
Total		399 340	449 279

EXPENSES BY OPERATION ACTIVITIES (BY COST ELEMENTS)

VALUE DESCRIPTION	CODE	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR
1	2	3	4
Tangible expenses	710	452 823	853 079
Salaries	720	320 197	260 659
Social security contributions	730	68 042	61 242
Depreciation	740	74 115	54 516
Other costs	750	1 273 294	727 934
Total by cost elements	760	2 188 471	1 957 430
Changes in balances(increase[+], decrease[–]:			
construction in progress	765		

VALUE DESCRIPTION	CODE	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR
1	2	3	4
deferred expenses	766	32 261	– 9 352
provision for future expenses		–	–

SECURITY

VALUE DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Received – total	810	26 331	24 546
including: bills	811	–	–
Property pledged			
including: fixed assets			
securities and other financial investments			
other			
Issued – total	820	157 987	–
including: bills			
Property left as pledge			
including: fixed assetss			
securities and other financial investments			
other			

PUBLIC RELIEF

VALUE DESCRIPTION	CODE	REPORTING PERIOD		FOR SIMILAR PREVIOUS PERIOD	
1	2	3		4	
Budget funds received within current financial year – total					
including:					
		OPENING BALANCE	RECEIVED WITHIN THE REPORTING PERIOD	REPAID WITHIN THE REPORTING PERIOD	CLOSING BALANCE
Budget credits – total					
including:					

RESOLUTION OF THE INSPECTION COMMITTEE ABOUT THE WORK OF «GUM TRADING HOUSE» OJSC IN 2007

The Revision commission of "GUM Trading House" OJSC notes that the accounting of "GUM" Open Joint Stock Company is made according to the Federal Law "On accounting" dated November 21, 1996 №129 - FZ, "Regulations on accounting and reporting in the Russian Federation", adopted by the order of the Ministry of Finances of the Russian Federation dated July 29, 1998 № 34n, Regulations of accounting "Organization's records policy" (RF 1/98), adopted by the order of the Ministry of Finances of the Russian Federation dated December 09, 1998 № 60n, Regulations of accounting "Organization's records policy" (RF 4/99), adopted by the order of the Ministry of Finances of the Russian Federation dated July 06, 1999 № 43n and other regulations of the Russian Federation stipulating the procedure of accounting and bookkeeping records.

Gross profit of the "GUM" Joint Stock Company in 2007 made up 1 756.1 mln. rubles. The major sources of the profit were the incomes of premises lease and sub-lease for the amount of 1 544,2 mln rubles and sales profit in amount of 174.4 mln. rub.

Business expenses in 2007 made up 1 312.6 mln rubles that is 64.6% higher than in the previous year. The increase was mainly caused by:

- Double increase of rent rate for the Building on the Red square equal to 32.7 mln. rub.
- Increase of buildings and premises maintenance costs for 24.5 mln rub, mainly for the raise of electric power cost and cleaning and maintenance costs.
- Increase of costs of regular repair and overhaul for 417.8 mln rub related to the opening of Gastronome, restoration of the fountain in the Center of GUM, large restoration and repair works on internal and external facades as well as repairs in new halls opened;
- The increase of amortization payments for main assets for 14.1 mln rub;
- Increase of wages payments for 39.2 mln rub, related to opening of "Festivalnoe" cafe, canteen No 57 and Gastronome.

Management costs increased for 116.3 mln rub within a year and made up 423.0 mln rub. The increase was caused by management wages increase — 20,3 mln rub, and payments to the Management company "Atlas Project Management Limited" — 88.8 mln rub after the increase of gross profit.

The profit before tax made up 593.7 mln rub in the Joint Stock Company in 2007, and the profit after tax and other obligatory payments — 412.8 mln. rub.

In 2007 the company saved material and production reserves, main assets and money facilities. Current accounts receivable for 2007 increased for 98.9 mln rub or for 5.0% and made up 2 055.2 mln rub. Current accounts payable made up 449.3 on 31.12.2007 that is 50.0 mln rub or 12.5% higher.

On 31.12.07 own circulating assets reached 2 815.6 mln. rub and increased for 196.2 mln rub or 7.5%. Own circulating assets utilization factor in the company equaled to the previous year and comprised 0.86. Working capital ratio reached 3.37 with 1 as a specified rate.

In the reporting period the Revision commission considered the financial and commercial results of «GUM Trading House" OJSC by reporting dates. The analysis of costs, own circulating assets, accounts payable and receivable were performed regularly.

Considering the above the Revision commission confirms the accuracy of accounting balance of the company on December 31, 2007 in amount of 4 131.2 mln rub included in to the annual report of «GUM Trading House" OJSC.

The Revision commission recommends to take steps for decrease of accounts payable and receivable as well as decrease of business costs.

Head of Revision
Commission of «GUM Trading House" OJSC
S.A.Demin

AUDITING REPORTON FINANCIAL STATEMENTS (ACCOUNTING) OF «GUM TRADING HOUSE» OJSC IN 2007

ADDRESSEE

Shareholders of TD GUM Open Joint Stock Company

AUDITOR

Name of the auditing company: Gorislavtsev and Co Audit JSC.

Legal address: 2, B. Nikitskaya Str. 17, Moscow, 103009.

State registration: certificate of registration № 000565 Series ВД issued on October 27, 1997 by the Moscow Registration Chamber, registration number 001.205.133, certificate of registration in Uniform State Register of Legal Entities Series 77 № 007212832, issued by Directorate of Ministry of Taxation of the Russian Federation on 18.12.2002 under registration number 1027700542858.

License for auditing № E 003461 dated 04.03.2003 issued by the Ministry of Finance of the Russian Federation for 5 years. The term of validity has been prolonged to 04.03.2013.

License of application of state secrets Series Б 359446, registration number № 9959 dated 15.02.2007 issued by Federal Security Service of Moscow and Moscow Region series. The license is valid till 19.01.2010.

Gorislavtsev and Co Audit JSC is a full member of the non-profit partnership Institute of Professional Auditors since 19.03.2002, certificate № 183 of 19.03.2002 issued by the non-profit partnership Institute of Professional Auditors.

The certificate of quality of auditing services № 156 issued by the non-profit partnership Institute of Professional Auditors, the term of validity from 19.12.2007 to 19.12.2010.has been established for the certificate in accordance with the Resolution of the IPAR Quality Control Committee dated 19.12.2007.

ENTITY UNDER AUDIT

The official denomination of the legal entity under audit is TD GUM Open Joint Stock Company hereinafter referred to as the Entity.

Location: 3, Red Square, Moscow 109012.

State registration: registered by the Moscow Registration Chamber on 06.12.90 under registration number № 1027739098287, registered by the Inspectorate N 39 of Ministry of Taxation of the Russian Federation in Moscow on 21.08.2002 INN 7710035963.

We have executed the audit of the attached financial statements (accounting) of TD GUM OJSC for the period from January 01 to December 31, 2007 inclusive. The financial statements (accounting) of TD GUM OJSC consist as follows:

- Balance Sheet (Form N 1);
- Profit and Loss Statement (Form N 2);
- Statement on Changes in Equity (Form N 3);
- Cash Flow (Form N 4);
- Schedule to Balance (Form № 5);
- Explanatory Note.

The executive authority of TD GUM OJSC shall be responsible for execution and submission of financial statements (accounting) We are to express our opinion bases on the results of the audit on authenticity of all significant features of these statements executed in compliance with the legislation of the Russian Federation on the bases of the audit performed.

We have executed the audit in compliance with Federal Law № 119-ФЗ dated August 07, 2001 «On Auditing» and federal ruses (standards) of auditing, approved by Regulations of the Government of the Russian Federation № 696 dated 23.09.2002 as further amended), other regulations on auditing activities and corporate standards and auditing methods.

The audit was planned and arranged in order to get reasonably confident in absence of eventual mistakes in financial statements (auditing). The audit has been performed selectively including the following activities: investigation of evidence proving values in financial statements (accounting) and correctness of information relevant to financial and operational activity of the entity under audit, assessment of principles and methods of accounting, standards of execution of financial statements (accounting) applied, assessment of main pointers of evaluation obtained by the administration of the entity under audit, as well as assessment of general concept of financial statements (accounting).

We believe that the audit performed can be considered as adequate basis for our opining on authenticity of all significant features of these statements executed in compliance with the regulations for accounting of the Russian Federation

We believe that financial statements (accounting) of TD GUM OJSC reveal authentically all features of financial state as for December 31, 2007 and results of its financial and economic operation from January 01 to December 31, 2007 inclusive in accordance with the legal regulations of the Russian Federation applicable to preparation of financial (accounting) statements.

We have executed the audit in compliance with Federal Law № 129-F3 dated November 21, 1996 On Accounting, Regulations on Accounting and Accounting Statements in the Russian Federation endorsed by Order of the Ministry of Finance of the Russian Federation № 34n dated 29.07.98, Regulations on Accounting "Accounting Statements of Legal Entities" endorsed by Order of the Ministry of Finance of the Russian Federation № 43n dated 06.07.99, Order of the Ministry of Finance of the Russian Federation № 67n dated July 22, 2003 On Forms of Accounting Statements of Legal Entities.

March 7, 2008

Director General
M. M. Klopotovskaya

Head of Audit
A.E. Vaganova

Certificate of Auditor's Qualification № 044454 issued by the Ministry of Finance of the Russian Federation (in accordance with minutes N 105 of 25.04.2002) for indefinite period.

Open joint stock company «Trading House GUM»

Report on the essential fact "Information on the decisions of general meetings"

1. General information
1.1. Issuer Full Trade Name: Open joint stock company «Trading House GUM»
1.2. Issuer Contracted Trade Name: JSC «TH GUM»
1.3. Issuer Location: Russian Federation, Moscow, postal address: 109012, Moscow, 3 Red Square.
1.4. Issuer ORGN: 1027739098287
1.5. Issuer TIN: 7710035963
1.6. Issuer unique code assigned by registering body: 00030-A
1.7. Internet site used by the Issuer to disclose information: WWW.GUM.RU

2. Information Content
2.1. Type of general meeting: annual general meeting of stockholders.
2.2. Form of holding the general meeting: meeting (joint attendance of stockholders to discuss the issues of agenda and to make decisions on the issues put to the vote).
2.3. Date and place of holding the general meeting: the 25th of April, 2008, Moscow, 3 Red Square, 1st line, 3rd floor, inside Demonstration hall.
2.4. Quorum of the general meeting: 49 406 268 votes.
2.5. The issues put to the vote, and the results of voting:

2.5.1. - The approval of the annual report, the annual accounting reporting, including profit and loss statements (profit and loss accounts) of JSC "GUM Trading House", as well as distribution of profit and loss of JSC "GUM Trading House" according to the results of the year 2007.

« for » - 41 128 523 (82,52%)
« against » - 38 700 (0,08%)
« abstain » - 626 914 (1,26%);

2.5.2. - On the dividends payment to the stockholders of JSC "GUM Trade House" for the year 2007", with the further decision: « To pay not dividends for the year 2007».

« for » - 40 521 196 (81,3%)
« against » - 958 664 (1,92%)
« abstain » - 291 187 (0,58%);

…РЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ, КРАСНАЯ ПЛОЩАДЬ, 3, МОСКВА, РОССИЯ, 109012, WWW.GUM.RU, ТЕЛЕФОН (495) 788 4343, ФАКС (495) 777 7565, E-MAIL INFO@GUM.RU

2.5.3. - The election of members to the Board of Directors of JSC "GUM Trade House.
The results of voting according to the candidates:

Name in full	Voting results: «for »
1. Vechkanov Vyacheslav Leonidovich	36 429 290
2. Gnatyuk Andrey Klimentievich	38 753 118
3. Guguberidze Teimuraz Vladimirovich	40 217 909
4. Karakhanyan Samvel Gurgenovich	31 717 827
5. Malyshev Nikolay Nikolaevich	40 400 638
6.Matveeva Tatyana Vladislavovna	11 768 923
7.Skvortsov Aleksey Yuvenalievich	42 782 976
8. Tyagachev Leonid Vasiljevich	40 243 887
9. Shananina Svetlana Nikolaevna	9 092 576

Against all candidates	86 450
Abstain in all candidates	79 100

2.5.4. - The election of members of the Auditing commission of JSC "GUM Trade House».

Demin Sergey Aleksandrovich
«for» - 40 966 594 (82,2%) , «against» - 338 807, «abstain» - 287 947;

Zorin Aleksandr Vladimirovich
«for» - 41 273 951 (82,81%), «against» - 39 940, «abstain» - 281 577;

Korolev Sergey Vladimirovich
«for» - 41 271 901 (82,81%), «against» - 15 640, «abstain» - 290 807;

Kravchenko Irina Sergeevna
«for» - 814 536 (1,63%), «against» - 36 562 803, «abstain» - 4 217 439;

Kropotova Marina Georgievna
«for» - 41 274 207 (82,81%), «against» - 13 990, «abstain» - 281 281;

Marzhanova Elena Alekseevna
«for» - 41 268 159 (82,80%), «against» - 34 560, «abstain» - 284 949;

Nikolskaya Elena Nikolaevna
«for» - 41 255 782 (82,78%), «against» - 35 535, «abstain» - 287 337;

Suprunenko Mikhail Olegovich
«for» - 38 441 629 (77,13%), «against» - 729 652, «abstain» - 2 384 427;

Starikova Svetlana Nikolaevna
«for» - 449 044 (0,9%), «against» - 36 911 473, «abstain» - 4 213 137;

2.5.5. - Auditor's approval in JSC "GUM Trade House » for the year 2008.
« for » - 41 372 396 (83,01%),
« against » - 118 580 (0,24%),
« abstain» - 302 841 (0,61%).

2.6. Definition of the decisions, adopted by the general meeting:
2.6.1.. To approve the annual report of JSC "GUM Trading House", the annual accounting reporting, including profit and loss statements (profit and loss accounts) of JSC "GUM Trading House" for the year 2007.
To approve the distribution of profit of JSC "GUM Trading House" according to the results of the year 2007.

2.6.2. To pay not dividends for the year 2007.

2.6.3. To elect to the Board of Directors of JSC "GUM Trade House" the following candidates for the period of one year in the number of 7 persons:

1. Vechkanov Vyacheslav Leonidovich
2. Gnatyuk Andrey Klimentievich
3. Guguberidze Teimuraz Vladimirovich
4. Karakhanyan Samvel Gurgenovich
5. Malyshev Nikolay Nikolaevich
6. Skvortsov Aleksey Yuvenalievich
7. Tyagachev Leonid Vasiljevich

2.6.4. To elect to the Auditing commission of JSC "GUM Trade House" the following candidates for the period of one year in the number of 7 persons:

1. Demin Sergey Aleksandrovich
2. Zorin Aleksandr Vladimirovich
3. Korolev Sergey Vladimirovich
4. Kropotova Marina Georgievna
5. Marzhanova Elena Alekseevna
6. Nikolskaya Elena Nikolaevna
7. Suprunenko Mikhail Olegovich

2.6.5. To approve in quality of the auditor in JSC "GUM Trade House" the audit-consulting group "Gorislavtsev and K".».

2.7. Date of drawing up the statement of annual general stockholders meeting: 12th of May, 2008

3. Signature
3.1. Managing director of JSC "TH GUM" T.V. Guguberidze
(signature)

3.2. Date "12" May, 2008. S.P.

Открытое Акционерное Общество «Торговый Дом ГУМ»

Сообщение о существенном факте
“Сведения о решениях общих собраний”

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество «Торговый Дом ГУМ»
1.2. Сокращенное фирменное наименование эмитента	ОАО «ТД ГУМ»
1.3. Место нахождения эмитента	Российская Федерация г. Москва, Почтовый адрес: 109012, г. Москва, Красная площадь, дом 3
1.4. ОГРН эмитента	1027739098287
1.5. ИНН эмитента	7710035963
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00030-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	WWW.GUM.RU

2. Содержание сообщения
2.1. Вид общего собрания: годовое общее собрание акционеров. 2.2. Форма проведения общего собрания: собрание (совместное присутствие акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование с предварительным направлением бюллетеней для голосования). 2.3. Дата и место проведения общего собрания: 25 апреля 2008 года, г. Москва, Красная площадь, дом 3, 1 линия, 3 этаж, в помещении Демонстрационного зала. 2.4. Кворум общего собрания: 49 406 268 голос. 2.5. Вопросы, поставленные на голосование, и итоги голосования по ним: 2.5.1. - Утверждение годового отчёта, годовой бухгалтерской отчётности, в том числе отчётов о прибылях и убытках (счетов прибылей и убытков) ОАО «Торговый Дом ГУМ», а также распределение прибыли и убытков ОАО «Торговый Дом ГУМ» по итогам 2007 года. « за » - 41 128 523 (82,52%) « против » - 38 700 (0,08%) « воздержались » - 626 914 (1,26%);

…РЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ, КРАСНАЯ ПЛОЩАДЬ, 3, МОСКВА, РОССИЯ, 109012, WWW.GUM.RU, ТЕЛЕФОН: (495) 788 4343, ФАКС: (495) 777 7565, E-MAIL: INFO@GUM.RU

2.5.2. - О выплате дивидендов акционерам ОАО «Торговый Дом ГУМ» за 2007 год, с принятием формулировки решения: «Дивиденты за 2007 год не выплачивать»
« за » - 40 521 196 (81,3%)
« против » - 958 664 (1,92%)
« воздержались » - 291 187 (0,58%);

2.5.3. - Избрание членов Совета директоров ОАО «Торговый Дом ГУМ».
Результаты голосования по кандидатам:

Ф.И.О.	Результаты голосования: « за »
1. Вечканов Вячеслав Леонидович	36 429 290
2. Гнатюк Андрей Климентьевич	38 753 118
3. Гугуберидзе Теймураз Владимирович	40 217 909
4. Караханян Самвел Гургенович	31 717 827
5. Малышев Николай Николаевич	40 400 638
6. Матвеева Татьяна Владиславовна	11 768 923
7. Скворцов Алексей Ювенальевич	42 782 976
8. Тягачев Леонид Васильевич	40 243 887
9. Шананина Светлана Николаевна	9 092 576
Против всех кандидатов	86 450
Воздержался по всем кандидатам	79 100

2.5.4. - Избрание членов Ревизионной комиссии ОАО «Торговый Дом ГУМ»:
Демин Сергей Александрович
«за» - 40 966 594 (82,2%) , «против» - 338 807, «воздержались» - 287 947;

Зорин Александр Владимирович
«за» - 41 273 951 (82,81%), «против» - 39 940, «воздержались» - 281 577;

Королев Сергей Владимирович
«за» - 41 271 901 (82,81%), «против» - 15 640, «воздержались» - 290 807;

Кравченко Ирина Сергеевна
«за» - 814 536 (1,63%), «против» - 36 562 803, «воздержались» - 4 217 439;

Кропотова Марина Георгиевна
«за» - 41 274 207 (82,81%), «против» - 13 990, «воздержались» - 281 281;

Маржанова Елена Алексеевна
«за» - 41 268 159 (82,80%), «против» - 34 560, «воздержались» - 284 949;

Никольская Елена Николаевна
«за» - 41 255 782 (82,78%), «против» - 35 535, «воздержались» - 287 337;

Супруненко Михаил Олегович
«за» - 38 441 629 (77,13%), «против» - 729 652, «воздержались» - 2 384 427;

Старикова Светлана Николаевна
«за» - 449 044 (0,9%), «против» - 36 911 473, «воздержались» - 4 213 137;

2.5.5. - Утверждение аудитора ОАО «Торговый Дом ГУМ».
« за » - 41 372 396 (83,01%),
« против » - 118 580 (0,24%),
« воздержались» - 302 841 (0,61%).

2.6. Формулировки решений, принятых общим собранием:
2.6.1.. Утвердить годовой отчет ОАО "Торговый Дом ГУМ", годовую бухгалтерскую отчетность, в том числе отчеты о прибылях и убытках (счета прибылей и убытков) ОАО «Торговый Дом ГУМ» за 2007 год. Утвердить распределение прибыли ОАО «Торговый Дом ГУМ» по итогам 2007 года.

2.6.2. Дивиденды за 2007 год не выплачивать.

2.6.3. Избрать в Совет директоров ОАО "Торговый Дом ГУМ" следующих кандидатов, сроком на один год, в количестве 7 человек:
1. Вечканов Вячеслав Леонидович
2. Гнатюк Андрей Климентьевич
3. Гугуберидзе Теймураз Владимирович
4. Караханян Самвел Гургенович
5. Скворцов Алексей Ювенальевич
6. Малышев Николай Николаевич
7. Тягачев Леонид Васильевич

2.6.4. Избрать в Ревизионную комиссию ОАО "Торговый Дом ГУМ" следующих кандидатов сроком на один год в количестве 7 человек:
1. Демина Сергея Александровича
2. Зорина Александра Владимировича
3. Королева Сергея Владимировича
4. Кропотову Марину Георгиевну
5. Маржанову Елену Алексеевну
6. Никольскую Елену Николаевну
7. Супруненко Михаила Олеговича

2.6.5. Утвердить в качестве аудитора ОАО «Торговый Дом ГУМ» Аудиторско - консалтинговую группу «Гориславцев и К».

2.7. Дата составления протокола общего собрания: 12 мая 2008 года.

3. Подпись		
3.1. Управляющий директор ОАО «ТД ГУМ»	(подпись)	Т.В.Гугуберидзе
3.2. Дата " 12 " мая 20 08 г.	М.П.	

В настоящем документе прошито и
пронумеровано (3) листа
Управляющий директор ОАО «ТД ГУМ»

Т.В. Гургенидзе ____________

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ * GUM TRADING HOUSE * МОСКВА * РОССИЯ

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